SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1 TO FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

   BABY FOX INTERNATIONAL, INC.
(Exact name of registrant as specified in its charter)

Nevada (State or other jurisdiction of incorporation or organization)	5621 (Primary Standard Industrial Classification Code Number)	26-0775642 (I.R.S. Employer Identification Number)

Shanghai Minhang, District, 89 Xinbang Road, Suite 305-B5, PRC 86 21 5415 3855 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jieming Huang
President and Chief Executive Officer
Minhang District
89 Xinbang Road, Suite 305-B5
Shanghai, P.R. China
86 21 5415 3855
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to: Kristina L. Trauger, Esq. Anslow + Jaclin, LLP 195 Route 9 South, Suite 204 Manalapan, New Jersey 07726 (732) 409-1212

Approximate Date of Commencement of Proposed Sale to the Public:  from time to time after the effective date of this Registration Statement as determined by market conditions and other factors.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☒
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title Of Each Class of Securities to be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common Stock, par value $.001	868,262	$0.20	$173,653	$6.78

The offering price has been estimated solely for the purpose of computing the amount of the registration fee in accordance with Rule 457(c). Our common stock is not traded and any national exchange and in accordance with Rule 457, the offering price was determined by the price shareholders were sold to our shareholders in a private placement memorandum. The price of $0.20 is a fixed price at which the selling security holders may sell their shares until our common stock is quoted on the OTC Bulletin Board at which time the shares may be sold at prevailing market prices or privately negotiated prices.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the securities act of 1933 or until the registration statement shall become effective on such date as the commission, acting pursuant to said section 8(a), may determine.

SUBJECT TO COMPLETION February 6, 2009

PROSPECTUS

868,262 shares of Common Stock

BABY FOX INTERNATIONAL, INC.

The selling shareholders named in this prospectus are offering all of the shares of common stock offered through this prospectus. Our common stock is presently not traded on any market or securities exchange. The 868,262 shares of our common stock can be sold by selling security holders at a fixed price of $.20 per share until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. We will receive no proceeds from the sale or other disposition of the shares, or interests therein, by the selling stockholders.

An investment in shares of our common stock involves a high degree of risk.  We urge you to carefully consider the Risk Factors beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The information in this prospectus is not complete and may be changed.  The selling stockholders may not sell these securities until the registration filed with the Securities and Exchange Commission is effective.  This preliminary prospectus is not an offer to sell these securities and neither we nor the selling stockholders are soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

February 6, 2009

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus.  This summary does not contain all the information that you should consider before investing in the common stock.  You should carefully read the entire prospectus, including “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Consolidated Financial Statements, before making an investment decision .

THE COMPANY

Background

Baby Fox International, Inc. (“Baby Fox”) is a Nevada corporation organized on August 13, 2007 by Hitoshi Yoshida, a Japanese citizen, as a listing vehicle to acquire Shanghai Baby Fox Fashion Co., Ltd. (“Shanghai Baby Fox”) and to be quoted on the Over-The-Counter Bulletin Board (OTCBB). Shanghai Baby Fox, a wholly owned China-based subsidiary of Baby Fox, was originally founded by our board director, Fengling Wang, in March 2006 under Chinese laws. On September 20, 2007, we entered into an Equity Share Acquisition Agreement with Fengling Wang through an arm’s length transaction. Pursuant to the Equity Share Acquisition Agreement, we purchased 100% of the equity shares of Shanghai Baby Fox in exchange for 5.72 million RMB, approximately equivalent to $806,608, which was subsequently contributed to equity. Since this transaction is deemed between entities under common control, the financial statements in this registration statement are those of Shanghai Baby Fox. Baby Fox’s management team is experienced with fashion design, operations management, apparel sales and marketing backgrounds.

Baby Fox is a growing specialty retailer, developer, and designer of fashionable, value-priced women’s apparel and accessories.  Our products are aimed to target women aged 20 to 40 in China. Unlike other mall stores, Baby Fox continuously updates its fashions and clothing designs to stay in sync with the latest fashions and trends in Korea, Japan, & Europe. Baby Fox has been a success story in China’s fashion industry, since the launch of its first retail mall store in July 2006. As of December 31, 2007, the brand has gained exposure in leading women’s magazines, which has helped us open 123 stores in over 30 cities.

The Baby Fox brand was initially registered in Italy in May of 2003 and it is promoted as an international brand in China (i.e. designs based on current fashions in Europe, Japan, etc.). Foreign apparel brands from France, Italy, U.S, Japan, and the U.K have traditionally dominated the high end fashion scene in China. We lease our offices and distribution facilities, and utilize strategic relationships with leading manufactures in China. Baby Fox’s flexible organizational structure, strong relationships and core focus on design enables us to launch a garment from concept to distribution in just weeks.

We lease our store space from mall operators generally for an initial term of one year. The lease generally includes provisions providing that the mall operator can cancel or modify the lease if the sales of the store are below the mall operator’s expected levels for any three consecutive months. Approximately 20% of the store leases require payment of a fixed minimum rental plus percentage rentals if sales of such stores exceed certain levels. The remaining 75% of the leases require payment of percentage rentals with no minimum fixed rental. The percentage of sales paid as rent ranges from 16% to 39% depending upon, among other things, the location of the store, with rentals being higher in large cities. As of the date of this registration statement, none of our corporate stores has been closed by mall operators due to its lower than expected sales.

We are focusing our near-term efforts on further expanding our reach with the goal of having over 200 stores launched and open for business by the end of June of 2009 (FY09). In addition, we are in the process of launching a “Baby Fox Membership Rewards” club. These initiatives are intended to strengthen our reach, brand image, and customer loyalty. Management believes these efforts will allow us to develop and secure a strong and powerful presence within China’s apparel industry.

Our long-term plans include expanding to over 1,000 stores, developing and launching of Baby Fox Outlet Centers, and the launching of Baby Fox Active – sport and active apparel stores.

We began generating revenue in August 2006. We generated sales of $ 15,055,727, and a net loss of $ 1,459,435 for the fiscal year ended June 30, 2008.

Pursuant to the Chinese Company Law, Shanghai Baby Fox is a Wholly Foreign Owned Enterprise (WFOE). WFOE is a limited liability company wholly owned by foreign investor(s). In China, WFOEs were originally conceived in order to encourage manufacturing activities that were either export oriented or related to the introduction of advanced technology. However, with China's entry into the WTO, these conditions were gradually abolished and WFOE is increasingly being adopted by service providers such as a variety of consulting and management services, software development, retail and trading as well.

When we acquired Shanghai Baby Fox on September 20, 2007, we received the Certificate of Approval from Shanghai Foreign Economic Relation & Trade Commission and the approval from the State Administration of Foreign Exchange (SFAE) Shanghai local branch. These approvals gave us the permission to change our entity status from a domestic enterprise to a WFOE, and to continue our business in the women apparel industry in China as a WFOE without being subject to any restrictions.

The advantages of establishing a WFOE include, but are not limited to:

1.	Independence and freedom to implement the worldwide strategies of its parent company without having to consider the involvement of Chinese partner(s);
2.	Ability to formally carry out business rather than just function as a representative office and being able to issue invoices to their customers in RMB and receive revenues in RMB;
3.	Capability of converting RMB profits into US dollars for remittance to its parent company outside of China;
4.	Protection of intellectual know-how and technology;

5.	No requirement for Import / Export license for its own products;
6.	Full control of human resources
7.	Greater efficiency in operations, management and future development.

Since January 2008, China began to implement its new corporate tax rates ranging from 15% to 25%. The actual tax rate depends on where a company is registered and the industry that such company engages in. Our subsidiary, Shanghai Baby Fox, is currently subject to a corporate tax rate of 25%.

The Chinese government allows Foreign Invested Enterprises to remit their profits out of the country and such remittances do not require any prior approval of the SAFE Dividends cannot be distributed and repatriated overseas if the losses of previous years have not been covered, but dividends that were not distributed in previous years may be distributed together with those of the current year. Repatriating registered capital to home countries is forbidden during the term of business operation.

Under Chinese laws and regulations, an industry is considered a “key industry” if the acquisition of the industry by an foreign entity may have an impact on “national economic security” or result in a transfer of actual control of a domestic enterprise that owns a well-known trademark or historic Chinese brand name. The women's apparel industry is not considered as a “key industry” in China.  Accordingly, Chinese laws and regulations do not restrict foreign investment in China’s women apparel industry.

Summary of the Offering

The selling shareholders named in this prospectus are offering all of the shares of common stock offered through this prospectus. The selling stockholders are selling shares of common stock covered by this prospectus for their own account.

We will not receive any of the proceeds from the sale of these shares. The offering price of $.20 was determined by the price shares were sold to our shareholders in a private placement offering. The offering price of $.20 is a fixed price at which the selling security holders may sell their shares until our common stock is quoted on the OTC Bulletin Board, at which time the shares may be sold at prevailing market prices or privately negotiated prices. We have agreed to bear the expenses relating to the registration of the shares for the selling security holders.

There is currently no public market for our securities and you may not be able to liquidate your investment since there is no assurance that a public market will develop for our common stock or that our common stock will ever be approved for trading on a recognized exchange.  After this document is declared effective by the Securities and Exchange Commission, we intend to seek a market maker to apply for a quotation on the OTC BB in the United States. Our shares are not and have not been listed or quoted on any exchange or quotation system. We cannot assure you that a market maker will agree to file the necessary documents with the OTC BB, nor can there be any assurance that such an application for quotation will be approved or that a regular trading market will develop or that if developed, will be sustained. In the absence of a trading market, an investor may be unable to liquidate its investment.

We intend to apply for quoting of our common stock on the OTCBB, which we estimate will cost around $470,000. The breakdown of such costs is estimated as following:

Legal Counsel	$100,000

Auditor	$110,000

Other consultants	$260,000

Total:	$470,000

We estimate that to maintain a quoting status will cost us $200,000 to $300,000 annually which will include legal, auditing and Chief Financial Officer’s salary expenses.

We will rely on professional services to carry out this plan, which includes, but is not limited to, a U.S. law firm with corporate and securities practice, a PCAOB registered auditor and consultants. In addition, we also expect to employ a Chief Financial Officer (CFO) who is familiar with US generally accepted accounting principles and the requirements related to public company listing. We have already started searching for a CFO with such qualification, but as of the date of this registration statement, we have not located such a CFO. We engaged Anslow & Jaclin LLP as our U.S. legal counsel on June 7, 2007, and Paritz & Company, P.A. as our auditor on June 4, 2007. We filed our initial registration statement on May 12, 2008, and estimate that it will take additional six (6) to twelve (12) months until our registration statement is declared effective.

To be quoted on the OTCBB, we must engage a market maker to file an application for a trading symbol on our behalf with the Financial Industry Regulatory Authority (FINRA). This process can take between three (3) to six (6) months. We plan to engage a market maker after our registration statement is declared effective by SEC.

Where You Can Find Us

We presently maintain our principal office at Minhang District, 89 Xinbang Road, Suite 305-B5, Shanghai, P.R. China. Our telephone number is +86 21 5415 3855. We maintain a website at www.babyfoxstyle.com.

RISK FACTORS

See “RISK FACTORS” for a discussion of the above factors and certain additional factors that should be considered in evaluating an investment in the common stock.

SUMMARY FINANCIAL AND OPERATING INFORMATION

The following selected financial information is derived from the Consolidated Financial Statements appearing elsewhere in this prospectus and should be read in conjunction with the Consolidated Financial Statements, including the notes thereto, appearing elsewhere in this prospectus.

	For Three Months Ended
	September 30, 2008	September 30, 2007
	Unaudited	Unaudited
Summary of Operations
Total sales	$4,891,140	$2,481,642
Net income (loss)	$(349,129)	$38,336
Basic and diluted income (loss) per common share	$(0.01)	$-
Weighted average common shares outstanding, basic and diluted	40,427,499	38,057,487

As of September 30,
Statement of Financial Position	2008
Cash and cash equivalents	$225,286
Total assets	$11,685,481
Total current liabilities	$12,474,650
Long-term debt	$1,644,070
Stockholders’ deficiency	$(2,433,239)

Summary of Operations	Year Ended June 30, 2008	Year Ended June 30, 2007
Total sales	$15,055,727	$6,964,012
Net income (loss)	$(1,459,435)	$252,799
Net income (loss) per common share (basic and diluted)	$(0.04)	$0.01
Weighted average common shares outstanding, basic and diluted	39,068,722	38,057,487

Statement of Financial Position	As of June 30, 2008	As of June 30, 2007

Cash and cash equivalents	$110,140	$321,879
Total assets	$9,239,943	$3,450,699
Current Liabilities	$9,679,883	$2,535,107
Long-term debt	$1,642,075	$-
Stockholders’ equity (deficiency)	$(2,082,015)	$915,592

RISK FACTORS

The shares of our common stock being offered for resale by the selling stockholders are highly speculative in nature, involve a high degree of risk and should be purchased only by persons who can afford to lose the entire amount invested in the common stock. Before purchasing any of the shares of common stock, you should carefully consider the following factors relating to our business and prospects. If any of the following risks actually occurs, our business, financial condition or operating results could be materially adversely affected. In such case, the trading price of our common stock could decline and you may lose all or part of your investment.  This Risk Factors section has addressed all material risks that should be considered in evaluating an investment in the common stock.

Risks Relating to Our Business

·
WE MUST SUCCESSFULLY GAUGE FASHION TRENDS AND CHANGING CONSUMER PREFERENCES, AND PROVIDE MERCHANDISE THAT SATISFIES CUSTOMER DEMAND IN A TIMELY MANNER TO INCREASE OUR SALE VOLUME AND IMPROVE OUR OPERATING RESULTS.

Our success is largely dependent upon our ability to gauge the fashion tastes of our customers and to provide merchandise that satisfies customer demand in a timely manner. The global specialty retail business fluctuates according to changes in consumer preferences dictated, in part, by fashion and season. To the extent we misjudge the market for our merchandise or the products suitable for local markets, our sales will be adversely affected and the markdowns required to move the resulting excess inventory will adversely affect our operating results. Some of our past product offerings have not been well received by our broad and diverse customer base. Merchandise misjudgments could have a material adverse effect on our operating results.

Our ability to anticipate and effectively respond to changing fashion trends depends in part on our ability to attract and retain key personnel in our design, merchandising, marketing and other functions. Competition for this personnel is intense, and we cannot be sure that we will be able to attract and retain a sufficient number of qualified personnel in future periods.

Fluctuations in the global specialty retail business especially affect the inventory owned by apparel retailers, since merchandise usually must be ordered well in advance of the season and frequently before fashion trends are evidenced by customer purchases. In addition, the cyclical nature of the global specialty retail business requires us to carry a significant amount of inventory, especially prior to peak back-to-school and holiday selling seasons when we build up our inventory levels. We must enter into contracts for the purchase and manufacture of merchandise well in advance of the applicable selling season. As a result, we are vulnerable to demand and pricing shifts and to suboptimal selection and timing of merchandise purchases. In the past, we have not always predicted our customers’ preferences and acceptance levels of our fashion items with accuracy. In addition, lead times for many of our purchases are long, which may make it more difficult for us to respond to new or changing fashion trends or consumer acceptance for our products. If sales do not meet expectations, too much inventory may cause excessive markdowns and, therefore, lower than planned margins.

·	OUR BUSINESS IS HIGHLY COMPETITIVE AND DEPENDS ON CONSUMER SPENDING PATTERNS. DECLINES IN CONSUMER SPENDING ON APPAREL AND ACCESSORIES COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR OPERATING RESULTS.

The global specialty apparel retail industry is highly competitive. In Chinese market, we compete with China’s national and local department stores, specialty and discount store chains, independent retail stores and internet businesses that market similar lines of merchandise. We face a variety of competitive challenges including:

•	anticipating and quickly responding to changing consumer demands;

•	maintaining favorable brand recognition and effectively marketing our products to consumers in several diverse market segments;

•	developing innovative, high-quality products in sizes, colors and styles that appeal to consumers of varying age groups and tastes;

•	sourcing merchandise efficiently;

•	competitively pricing our products and achieving customer perception of value;

•	providing strong and effective marketing support; and

•	attracting consumer traffic.

Our business is sensitive to a number of factors that influence the levels of consumer spending, including political and economic conditions such as recessionary environments, the levels of disposable consumer income, consumer debt, interest rates and consumer confidence. Declines in consumer spending on apparel and accessories could have a material adverse effect on our operating results.

We also face competition with European, American, Japanese and Canadian manufacturers with established regional and national chains in China. Our success in China’s domestic markets depends on our ability to determine a sustainable profit formula to build brand loyalty and gain market share in these challenging retail environments. If we cannot effectively take advantage of international growth opportunities, our results of operations could be adversely affected.

•       WE EXPECT THAT STORE OPENING COSTS WILL REDUCE NET INCOME IN FUTURE PERIODS.

Due to the initial term of the leases with mall operators and the cancellation provisions in the store leases, the cost of leasehold improvements and store fixtures averaging $21,750 per store are charged to expense as incurred. In addition, we incur additional costs related to hiring and training new employees averaging $3,000 per store. The effect of store openings could potentially reduce reported net income in the period of store openings.

·
WE NEED TO MANAGE GROWTH IN OPERATIONS TO MAXIMIZE OUR POTENTIAL GROWTH AND ACHIEVE OUR EXPECTED REVENUES AND OUR FAILURE TO MANAGE GROWTH WILL CAUSE A DISRUPTION OF OUR OPERATIONS RESULTING IN THE FAILURE TO GENERATE REVENUE.

In order to maximize potential growth in our current and potential markets, we believe that we must expand our sourcing of apparel and accessories and marketing operations. This expansion will place a significant strain on our management and our operational, accounting, and information systems. We expect that we will need to continue to improve our financial controls, operating procedures, and management information systems. We will also need to effectively train, motivate, and manage our employees. Our failure to manage our growth could disrupt our operations and ultimately prevent us from generating the revenues we expect.

In order to achieve the above mentioned targets, our general strategies are to maintain and search for hard-working employees who have innovative initiatives; on the other hands, we will also keep a close eye on expanding opportunities, for example, acquisition of state-owned enterprises.

·
SUBSTANTIALLY ALL OF OUR BUSINESS, ASSETS AND OPERATIONS ARE LOCATED IN CHINA. THE CHINESE GOVERNMENT MAY TAKE MEASURES THAT BENEFIT THE OVERALL ECONOMY OF CHINA, BUT MAY HAVE AN ADVERSE EFFECT ON OUR OPERATIONS.

Substantially all of our business, assets and operations are located in China. The economy of China differs from the economies of most developed countries in many respects. The economy of China has been transitioning from a planned economy to a market-oriented economy. Although in recent years the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry by imposing industrial policies. It also exercises significant control over China's economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Some of these measures benefit the overall economy of China, but may have a negative effect on us.

·
WE CANNOT ASSURE YOU THAT WE CAN SUCCEED IN OUR STRATEGY TO GROW ORGANICALLY THROUGH INCREASING THE DISTRIBUTION AND SALES OF OUR PRODUCTS BY PENETRATING EXISTING MARKETS IN PRC AND ENTERING NEW GEOGRAPHIC MARKETS IN PRC AS WELL AS OTHER PARTS OF ASIA AND THE UNITED STATES.  OUR FAILURE TO IMPLEMENT THIS STRATEGY MAY RESULT IN A NEGATIVE IMPACT ON OUR GROWTH, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND CASH FLOW.

One of our strategies is to grow organically through increasing the distribution and sales of our products by penetrating existing markets in PRC and entering new geographic markets in PRC as well as other parts of Asia and the United States. However, many obstacles to entering such new markets exist, including, but not limited to, international trade and tariff barriers, shipping and delivery costs, costs associated with marketing efforts abroad and maintaining attractive foreign exchange ratios. We cannot, therefore, assure you that we will be able to successfully overcome such obstacles and establish our products in any additional markets. Our inability to implement this organic growth strategy successfully may have a negative impact on our growth, future financial condition, results of operations or cash flows.

·	IF WE NEED ADDITIONAL CAPITAL TO FUND OUR GROWING OPERATIONS, WE MAY NOT BE ABLE TO OBTAIN SUFFICIENT CAPITAL AND MAY BE FORCED TO LIMIT THE SCOPE OF OUR OPERATIONS.

If adequate additional financing is not available on acceptable terms, we may not be able to undertake store expansion, purchase additional machinery and purchase equipment for our operations and we would have to modify our business plans accordingly. There is no assurance that additional financing will be available to us.

In connection with our growth strategies, we may experience increased capital needs and accordingly, we may not have sufficient capital to fund our future operations without additional capital investments. Our capital needs will depend on numerous factors, including (i) our profitability; (ii) the release of competitive products by our competition; (iii) our research and development expenses; and (iv) the amount of our capital expenditures, including acquisitions. We cannot assure you that we will be able to obtain capital in the future to meet our needs.

In recent years, the securities markets in the United States have experienced a high level of price and volume volatility, and the market price of securities of many companies has experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values or prospects of such companies. For these reasons, our shares of common stock can also be expected to be subject to volatility resulting from purely market forces over which we will have no control. If we need additional funding, the market fluctuations affecting our stock price could limit our ability to obtain equity financing.

If we cannot obtain additional funding, we may be required to: (i) limit our store expansion; (ii) limit our marketing efforts; and (iii) decrease or eliminate capital expenditures.

Such reductions could materially adversely affect our business and our ability to compete.

Even if we do find a source of additional capital, we may not be able to negotiate terms and conditions for receiving the additional capital that are acceptable to us. Any future capital investments could dilute or otherwise materially and adversely affect the holdings or rights of our existing shareholders. In addition, new equity or convertible debt securities issued by us to obtain financing could have rights, preferences and privileges senior to our common stock. We cannot give you any assurance that any additional financing will be available to us, or if available, will be on terms favorable to us.

BABY FOX LIMITED IS OUR PARENT COMPANY AND COULD TAKE ACTIONS THAT ARE DETRIMENTAL TO YOUR INVESTMENT FOR WHICH YOU WOULD HAVE NO REMEDY.

Baby Fox Limited beneficially owns the majority of our outstanding common stock as of the date of this filing. It has the ability to substantially influence our management, policies, and business operations. It will have the ability to control all matters submitted to the stockholders for approval, including the election and removal of directors and the approval of any merger and consolidation, or sale of all or substantially all of our assets. It could take actions detrimental to your investment in the future for which you would have no remedy.

WE SOURCED 49% OF OUR PRODUCT MANUFACTURING FROM A RELATED PARTY, CHANGZHOU CTS FASHION CO., LTD, PURSUANT TO A PURCHASE AGREEMENT. IF THE RELATED PARTY CANCELS THE PURCHASE AGREEMENT, IT WILL TAKE US CONSIDERABLE TIME AND EFFORT TO LOCATE NEW QUALIFIED SUPPLIERS.

In the fiscal year ended June 30, 2008, we sourced 49% of our product from a related party, Changzhou CTS Fashion Co., Ltd. (the “Changzhou CTS”). Pursuant to the purchase agreement with Changzhou CTS (as attached herein as Exhibit 10.2), we pay 30% of the total price of the value as down payment upon placing an order, pay 60% upon our receipt of the order, and pay the remaining balance within 25 days following the receipt of the products. Should such a purchase agreement be cancelled, it will take us considerable time and effort to locate new qualified suppliers.

•	NEED FOR ADDITIONAL EMPLOYEES.

Our future success also depends upon our continuing ability to attract and retain highly qualified personnel.  Our business expansion, management and operation will require additional managers and employees with industry experience, and our success  will be highly dependent on our ability to attract and retain skilled management personnel and other employees. Competition for such personnel is intense. There can be no assurance that we will be able to attract or retain highly qualified personnel. Competition for skilled personnel in the fashion industry is significant. This competition may make it more difficult and expensive to attract, hire and retain qualified managers and employees. Our inability to attract skilled management personnel and other employees as needed could have a material adverse effect on our business, operating results and financial condition. Our arrangement with our current employees is at will, meaning its employees may voluntarily terminate their employment at any time. We anticipate that the use of stock options, restricted stock grants, stock appreciation rights, and phantom stock awards will be valuable in attracting and retaining qualified personnel. However, there is no assurance that this plan can achieve such effect.

·
INTERNATIONAL OPERATIONS REQUIRE US TO COMPLY WITH A NUMBER OF UNITED STATES AND INTERNATIONAL REGULATIONS WHICH MAY INCREASE OUR OPERATING COSTS, LIMIT THE SCOPE OF OUR TRANSACTIONS AND REDUCE OUR ABILITY TO CONTINUOUSLY INCREASE OUR PROFITS.

We are required to comply with a number of international regulations in countries outside of the United States, which may increase our operating costs. In addition, we must comply with the Foreign Corrupt Practices Act, or FCPA, which prohibits U.S. companies or their agents and employees from providing anything of value to a foreign official for the purposes of influencing any act or decision of these individuals in their official capacity to help obtain or retain business, direct business to any person or corporate entity or obtain any unfair advantage. Any failure by us to adopt appropriate compliance procedures and ensure that our employees and agents comply with the FCPA and applicable laws and regulations in foreign jurisdictions could result in substantial penalties and/or restrictions in our ability to conduct business in certain foreign jurisdictions. We believe we are currently in compliance with such regulations. The U.S. Department of The Treasury's Office of Foreign Asset Control, or OFAC, administers and enforces economic and trade sanctions against targeted foreign countries, entities and individuals based on U.S. foreign policy and national security goals. As a result, we are restricted from entering into transactions with certain targeted foreign countries, entities and individuals except as permitted by OFAC which may reduce our ability to increase our profits.

·	WE MAY INCUR SIGNIFICANT COSTS TO ENSURE COMPLIANCE WITH UNITED STATES CORPORATE GOVERNANCE AND ACCOUNTING REQUIREMENTS.

We may incur significant costs associated with our public company reporting requirements, costs associated with newly applicable corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002 and other rules implemented by the Securities and Exchange Commission. We expect all of these applicable rules and regulations to significantly increase our legal and financial compliance costs and to make some activities more time consuming and costly. We also expect that these applicable rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these newly applicable rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Risks Relating to the People's Republic of China

•
FAILURE TO COMPLY WITH PRC REGULATIONS RELATED TO THE ESTABLISHMENT OF OFFSHORE SPECIAL PURPOSE COMPANIES BY PRC RESIDENTS MAY SUBJECT OUR PRC RESIDENT STOCKHOLDERS TO PERSONAL LIABILITY, LIMIT OUR ABILITY TO ACQUIRE PRC COMPANIES OR TO INJECT CAPITAL INTO OUR PRC SUBSIDIARIES, AND LIMIT OUR PRC SUBSIDIARIES’ ABILITY TO DISTRIBUTE PROFITS TO US.

In October 2005, the SAFE, issued the Notice on Relevant Issues in the Foreign Exchange Control over Financing and Return Investment through Special Purpose Companies by Residents Inside China, generally referred to as Circular 75, which required PRC residents to register with the competent local SAFE branch before establishing or acquiring control of an offshore special purpose company (SPV), for the purpose of engaging in an equity financing outside of China on the strength of domestic PRC assets originally held by those residents. Amendments to registrations made under Circular 75 are required in connection with any increase or decrease of capital, transfer of shares, mergers and acquisitions, equity investment or creation of any security interest in any assets located in China to guarantee offshore obligations. In the case of an SPV which was established, and which acquired a related domestic company or assets, before the implementation date of Circular 75, a retroactive SAFE registration was required to have been completed before March 31, 2006. Failure to comply with the requirements of Circular 75, as applied by SAFE, may result in fines and other penalties under PRC laws for evasion of applicable foreign exchange restrictions. Any such failure could also result in the SPV’s affiliates being impeded or prevented from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to the SPV, or from engaging in other transfers of funds into or out of China.

We believe our controlling stockholder, Hitoshi Yoshida, a Japanese national, who is not a PRC resident as defined in Circular 75. We believe that there is no need for Hitoshi Yoshida to register with the relevant branch of SAFE, as currently required, in connection with his equity interests in us and our acquisitions of equity interests in our PRC subsidiary. We further believe other PRC individuals, who are either purchasers of our March 2008 private placement or individuals and controlling shareholders of certain BVI companies in receiving our January 18, 2008 share issue, are not required to register with the relevant branch of SAFE in connection with their equity interest in us and with our acquisitions of equity interests in our PRC subsidiary, because they hold total less than five percent (5%) of our issued and outstanding shares.

However, we cannot provide any assurances that they, their existing registrations, and their amendments to their registrations have fully complied with all applicable registrations or approvals required by Circular 75. Moreover, because of uncertainty over how Circular 75 will be interpreted and implemented, and how or whether SAFE will apply it to us, we cannot predict how it will affect our business operations or future strategies. For example, our present and prospective PRC subsidiaries’ ability to conduct foreign exchange activities, such as the remittance of dividends and foreign currency-denominated borrowings, may be subject to compliance with Circular 75 by our PRC resident beneficial holders. In addition, such PRC residents may not always be able to complete the necessary registration procedures required by Circular 75. We also have little control over either our present or prospective direct or indirect stockholders or the outcome of such registration procedures. A failure by our PRC resident beneficial holders or future PRC resident stockholders to comply with Circular 75, if SAFE requires it, could subject these PRC resident beneficial holders to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

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EVEN THOUGH WE HAVE OBTAINED THE GOVERMENTAL APPROVALS WHICH ALLOW US TO CHANGE OUR ENTITY FROM A CHINESE DOMESTIC ENTERPRISE TO A WHOLLY FOREIGN OWNED ENTERPRISE AND TO CONTINUE OUR BUSINESS IN CHINESE WOMEN APPAREL INDUSTRY AS A WHOLLY FOREIGN OWNED ENTERPRISE WITHOUT ANY RESTRICTIONS, THERE IS SUBSTANTIAL UNCERTAINTY WITH RESPECT TO THE FUTURE INTERPRETATION AND APPLICATION OF THE RELEVANT LAWS AND REGULATIONS.

Under PRC laws and regulations, an industry is considered a “key industry” if the acquisition of the industry by an foreign entity may have an impact on “national economic security” or result in a transfer of actual control of a domestic enterprise that owns a well-known trademark or historic Chinese brand name. The women's apparel industry is not considered as a “key industry” in China.  Accordingly, PRC laws and regulations do not restrict foreign investment in China’s women apparel industry.

When we acquired Shanghai Baby Fox on September 20, 2007, we received the Certificate of Approval from Shanghai Foreign Economic Relation & Trade Commission and the approval from SAFE Shanghai local branch. The approvals gave us the permission to change our entity from a domestic enterprise to a WFOE, and to continue our business in the women apparel industry in China as a WFOE without being subject to any restrictions.

Although we believe that our operations are in compliance with current, applicable PRC regulations in all material aspects, many PRC laws and regulations are subject to extensive interpretive power of governmental agencies and commissions, and there is substantial uncertainty regarding the future interpretation and application of these laws or regulations.

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CERTAIN POLITICAL AND ECONOMIC CONSIDERATIONS RELATING TO THE PRC COULD ADVERSELY AFFECT OUR OPERATIONS. OUR OPERATING RESULTS MAY BE ADVERSELY AFFECTED BY CHANGES IN THE PRC’S ECONOMIC AND SOCIAL CONDITIONS AS WELL AS BY CHANGES IN THE POLICES OF THE PRC GOVERNMENT.

The PRC is transitioning from a planned economy to a market economy. While the PRC government has pursued economic reforms since its adoption of the open-door policy in 1978, a large portion of the PRC economy is still operating under five-year plans and annual state plans. Through these plans and other economic measures, such as control on foreign exchange, taxation and restrictions on foreign participation in the domestic market of various industries, the PRC government exerts considerable direct and indirect influence on the economy. Many of the economic reforms carried out by the PRC government are unprecedented or experimental, and are expected to be refined and improved. Other political, economic and social factors can also lead to further readjustment of such reforms. This refining and readjustment process may not necessarily have a positive effect on our operations or future business development. Our operating results may be adversely affected by changes in the PRC's economic and social conditions as well as by changes in the policies of the PRC government, such as changes in laws and regulations (or the official interpretation thereof), measures which may be introduced to control inflation, changes in the interest rate or method of taxation, and the imposition of additional restrictions on currency conversion.

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IF THE CHINA SECURITIES REGULATORY COMMISSION, OR CSRC, OR ANOTHER PRC REGULATORY AGENCY, DETERMINES THAT CSRC APPROVAL IS REQUIRED IN CONNECTION WITH THIS OFFERING, THIS OFFERING MAY BE DELAYED OR CANCELLED, OR WE MAY BECOME SUBJECT TO PENALTIES.

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors, which became effective on September 8, 2006. This new regulation, among other things, has certain provisions that require SPVs formed for the purpose of acquiring PRC domestic companies and controlled by PRC individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock market. In our case, the formation on August 13, 2007 by Hitoshi Yoshida, a Japanese national, of Baby Fox International, Inc., a Nevada State corporation and subsequent acquisition of Shanghai Baby Fox Fashion Co., Ltd. from Fengling Wang, should not be seen as a PRC individual’ acquisition of a PRC domestic company as contemplated by the new regulation and we therefore have not applied to the CSRC for approval under this regulation. Nonetheless, if the CSRC or another PRC regulatory agency subsequently determines that the CSRC’s approval is required for this offering, we may face sanctions by the CSRC or another PRC regulatory agency. If this happens, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from this offering into the PRC, restrict or prohibit payment or remittance of dividends to us or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to delay or cancel this offering before settlement and delivery of the shares being offered by us.”

·	THE RECENT NATURE AND UNCERTAIN APPLICATION OF MANY PRC LAWS APPLICABLE TO US CREATE AN UNCERTAIN ENVIRONMENT FOR BUSINESS OPERATIONS AND THEY COULD HAVE A NEGATIVE EFFECT ON US.

The PRC legal system is a civil law system. Unlike the common law system, the civil law system is based on written statutes in which decided legal cases have little value as precedents. In 1979, the PRC began to promulgate a comprehensive system of laws and has since introduced many laws and regulations to provide general guidance on economic and business practices in the PRC and to regulate foreign investment. Progress has been made in the promulgation of laws and regulations dealing with economic matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. The promulgation of new laws, changes of existing laws and the abrogation of local regulations by national laws could have a negative impact on our business and business prospects.

·	CURRENCY CONVERSION AND EXCHANGE RATE VOLATILITY COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION.

The PRC government imposes control over the conversion of Renminbi into foreign currencies. Under the current unified floating exchange rate system, the People's Bank of China publishes an exchange rate, which we refer to as the PBOC exchange rate, based on the previous day's dealings in the inter-bank foreign exchange market. Financial institutions authorized to deal in foreign currency may enter into foreign exchange transactions at exchange rates within an authorized range above or below the PBOC exchange rate according to market conditions.

Pursuant to the Foreign Exchange Control Regulations of the PRC issued by the State Council which came into effect on April 1, 1996, and the Regulations on the Administration of Foreign Exchange Settlement, Sale and Payment of the PRC which came into effect on July 1, 1996, regarding foreign exchange control, conversion of Renminbi into foreign exchange by Foreign Investment Enterprises, or FIEs, for use on current account items, including the distribution of dividends and profits to foreign investors, is permissible. FIEs are permitted to convert their after-tax dividends and profits to foreign exchange and remit such foreign exchange to their foreign exchange bank accounts in the PRC. Conversion of Renminbi into foreign currencies for capital account items, including direct investment, loans, and security investment, is still under certain restrictions. On January 14, 1997, the State Council amended the Foreign Exchange Control Regulations and added, among other things, an important provision, which provides that the PRC government shall not impose restrictions on recurring international payments and transfers under current account items.

Enterprises in the PRC (including FIEs) which requires foreign exchange for transactions relating to current account items, may, without approval of the SAFE, effect payment from their foreign exchange account or convert and pay at the designated foreign exchange banks by providing valid receipts and proofs.

Convertibility of foreign exchange in respect of capital account items, such as direct investment and capital contribution, is still subject to certain restrictions, and prior approval from the SAFE or its relevant branches must be sought.

Furthermore, the Renminbi is not freely convertible into foreign currencies nor can be freely remitted abroad. Under the PRC’s Foreign Exchange Control Regulations and the Administration of Settlement, Sales and Payment of Foreign Exchange Regulations, foreign invested enterprises are permitted either to repatriate or distribute its profits or dividends in foreign currencies out of its foreign exchange accounts, or exchange Renminbi for foreign currencies through banks authorized to conduct foreign exchange business. The conversion of Reminbi into foreign currencies for capital items, such as direct investment, loans and security investment, is subject, however, to more stringent controls.

Since 1994, the exchange rate for Renminbi against the United States dollar has remained relatively stable, most of the time in the region of approximately RMB8.28 to $1.00. However, in 2005, the Chinese government announced that it would begin pegging the exchange rate of the Chinese Renminbi against a number of currencies, rather than just the U.S. dollar and, the exchange rate for the Renminbi against the U.S. dollar became RMB8.02 to $1.00. As our operations are primarily in PRC, any significant revaluation or devaluation of the Chinese Renminbi may materially and adversely affect our cash flows, revenues and financial condition. We may not be able to hedge effectively against in any such case. For example, to the extent that we need to convert United States dollars into Chinese Renminbi for our operations, appreciation of this currency against the United States dollar could have a material adverse effect on our business, financial condition and results of operations. Conversely, if we decide to convert Chinese Renminbi into United States dollars for other business purposes and the United States dollar appreciates against this currency, the United States dollar equivalent of the Chinese Renminbi we convert would be reduced. There can be no assurance that future movements in the exchange rate of Renminbi and other currencies will not have an adverse effect on our financial condition. Our operating companies are FIEs to which the Foreign Exchange Control Regulations are applicable. There can be no assurance that we will be able to obtain sufficient foreign exchange to pay dividends or satisfy other foreign exchange requirements in the future.

·	IT MAY BE DIFFICULT TO AFFECT SERVICE OF PROCESS AND ENFORCEMENT OF LEGAL JUDGMENTS UPON US AND OUR OFFICERS AND DIRECTORS BECAUSE THEY RESIDE OUTSIDE THE UNITED STATES.

As our operations are presently based in PRC and a majority of our directors and all of our officers reside in PRC, our service of process and such directors and officers may be difficult to effect within the United States. Also, our main assets are located in PRC and any judgment obtained in the United States against us may not be enforceable outside the United States.

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SINCE ALL OF OUR OPERATIONS ARE IN PRC. ANY FUTURE OUTBREAK OF PATHOGENIC ASIAN BIRD FLU IN CHICKENS AND DUCKS, OR ANY OTHER EPIDEMIC IN PRC COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS OPERATIONS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Since mid-December 2003, a number of Asian countries have reported outbreaks of highly pathogenic avian bird flu in chickens and ducks. Since all of our operations are in PRC, an outbreak of the Asian Bird Flu in PRC in the future may disrupt our business operations and have a material adverse effect on our financial condition and results of operations. For example, a new outbreak of Asian Bird Flu, or any other epidemic, may reduce the level of economic activity in affected areas, which may lead to a reduction in our revenue if our clients cancel existing contracts or defer future expenditures. In addition, health or other government regulations may require temporary closure of our offices, or the offices of our customers or partners, which will severely disrupt our business operations and have a material adverse effect on our financial condition and results of operations.

·	WE MAY EXPERIENCE CURRENCY FLUCTUATION AND LONGER EXCHANGE RATE PAYMENT CYCLES WHICH WILL NEGATIVELY AFFECT THE COSTS OF OUR PRODUCTS SOLD AND THE VALUE OF OUR LOCAL CURRENCY.

The local currencies in the countries in which we sell our products may fluctuate in value in relation to other currencies. Such fluctuations may affect the costs of our products sold and the value of our local currency profits. While we are not conducting any meaningful operations in countries other than PRC at the present time, we may expand to other countries and may then have an increased risk of exposure of our business to currency fluctuation.

WE HAVE NO PLAN TO DECLARE ANY DIVIDENDS TO SHAREHOLDERS IN THE NEAR FUTURE.

We currently intend to retain our future earnings, if any, to support our operations and to finance expansion and therefore we do not anticipate paying any cash dividends on our common stock in the foreseeable future.

Although in the fiscal year of 2008, our wholly-owned subsidiary Shanghai Baby Fox declared cash dividends on August 8, 2007 and December 10, 2007 in the amount of $401,973 and $433,757, respectively, there is no intent to make the payment in the foreseeable future. The declaration, payment and amount of any future dividends will be made at the discretion of the board of directors, and will depend upon, among other things, the results of our operations, cash flows and financial condition, operating and capital requirements, and other factors as the board of directors considers relevant. There is no assurance that future dividends will be paid, and, if dividends are paid, there is no assurance with respect to the amount of any such dividend.

·	SINCE MOST OF OUR ASSETS ARE LOCATED IN PRC, ANY DIVIDENDS OF PROCEEDS FROM LIQUIDATION IS SUBJECT TO THE APPROVAL OF THE RELEVANT CHINESE GOVERNMENT AGENCIES.

Our assets are predominantly located inside PRC. Under the laws governing foreign invested enterprises in PRC, dividend distribution and liquidation are allowed but subject to special procedures under the relevant laws and rules. Any dividend payment will be subject to the decision of the board of directors and subject to foreign exchange rules governing such repatriation. Any liquidation is subject to the relevant government agency's approval and supervision as well as the foreign exchange control. This may generate additional risk for our investors in case of dividend payment and liquidation.

Risks Associated with Our Shares of Common Stock

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YOU MAY NOT BE ABLE TO LIQUIDATE YOUR INVESTMENT SINCE THERE IS NO ASSURANCE THAT A PUBLIC MARKET WILL DEVELOP FOR OUR COMMON STOCK OR THAT OUR COMMON STOCK WILL EVER BE APPROVED FOR TRADING ON A RECOGNIZED EXCHANGE.

There is no established public trading market for our securities. After this document is declared effective by the Securities and Exchange Commission, we intend to seek a market maker to apply for a quotation on the OTC BB in the United States. Our shares are not and have not been listed or quoted on any exchange or quotation system. We cannot assure you that a market maker will agree to file the necessary documents with the OTC BB, nor can there be any assurance that such an application for quotation will be approved or that a regular trading market will develop or that if developed, will be sustained. In the absence of a trading market, an investor may be unable to liquidate its investment, which will result in the loss of your investment.

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THE OFFERING PRICE OF THE SHARES WAS ARBITRARILY DETERMINED, AND THEREFORE SHOULD NOT BE USED AS AN INDICATOR OF THE FUTURE MARKET PRICE OF THE SECURITIES. THEREFORE, THE OFFERING PRICE BEARS NO RELATIONSHIP TO OUR ACTUAL VALUE, AND MAY MAKE OUR SHARES DIFFICULT TO SELL.

The offering price of $.20 for the shares of common stock was based upon the sale price in our recent private placement. The sale price in the private placement was arbitrarily determined. The facts considered in determining the sale price were our financial condition and prospects, our limited operating history and the general condition of the securities market. Therefore, the offering price is not an indication of and is not based upon our actual value. The offering price bears no relationship to our book value, assets or earnings or any other recognized criteria of value. The offering price should not be regarded as an indicator of the future market price of the securities.

·	FUTURE SALES BY OUR STOCKHOLDERS MAY NEGATIVELY AFFECT OUR STOCK PRICE AND OUR ABILITY TO RAISE FUNDS IN NEW STOCK OFFERINGS.

Sales of our common stock in the public market could lower the market price of our common stock. Sales may also make it more difficult for us to sell equity securities or equity-related securities in the future at a time and price that our management deems acceptable or at all. Of the 40,427,500 shares of common stock outstanding as of May 9, 2008, 868,262 shares are, or will be, freely tradable without restriction upon the effective date of this registration statement, unless held by our “affiliates”. The remaining 39,559,238 shares of common stock, which will be held by existing stockholders, including the officers and directors, are “restricted securities” and may be resold in the public market only if registered or pursuant to an exemption from registration. Some of these shares may be resold under Rule 144.

·	“PENNY STOCK” RULES MAY MAKE BUYING OR SELLING OUR COMMON STOCK DIFFICULT.

Trading in our securities will be subject to the “penny stock” rules. The SEC has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. These rules require that any broker-dealer who recommends our securities to persons other than prior customers and accredited investors, must, prior to the sale, make a special written suitability determination for the purchaser and receive the purchaser’s written agreement to execute the transaction. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated with trading in the penny stock market. In addition, broker-dealers must disclose commissions payable to both the broker-dealer and the registered representative and current quotations for the securities they offer. The additional burdens imposed upon broker- dealers by such requirements may discourage broker-dealers from effecting transactions in our securities, which could severely limit the market price and liquidity of our securities. Broker-dealers who sell penny stocks to certain types of investors are required to comply with the Commission’s regulations concerning the transfer of penny stocks. These regulations require broker- dealers to:

o	Make a suitability determination prior to selling a penny stock to the purchaser;
o	Receive the purchaser’s written consent to the transaction; and
o	Provide certain written disclosures to the purchaser.

These requirements may restrict the ability of broker-dealers to sell our common stock and may affect your ability to resell our common stock.

FORWARD LOOKING STATEMENTS

Information included or incorporated by reference in this prospectus may contain forward-looking statements.  This information may involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by any forward-looking statements.  Forward-looking statements, which involve assumptions and describe our future plans, strategies and expectations, are generally identifiable by use of the words “may,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend” or “project” or the negative of these words or other variations on these words or comparable terminology.

This prospectus contains forward-looking statements, including statements regarding, among other things, (a) our projected sales and profitability, (b) our technology, (c) our manufacturing, (d) the regulation to which we are subject, (e) anticipated trends in our industry and (f) our needs for working capital. These statements may be found under “Management’s Discussion and Analysis or Plan of Operations” and “Business,” as well as in this prospectus generally.  Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under “Risk Factors” and matters described in this prospectus generally.  In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this prospectus will in fact occur.

Except as otherwise required by applicable laws, we undertake no obligation to publicly update or revise any forward-looking statements or the risk factors described in the prospectus, whether as a result of new information, future events, changed circumstances or any other reason after the date of this prospectus.

USE OF PROCEEDS

The selling stockholders are selling shares of common stock covered by this prospectus for their own account. We will not receive any portion of the proceeds from the sale or other disposition of the shares of common stock covered hereby, or interests therein, by the selling stockholders.

We have agreed to bear the expenses of the registration of the shares. We anticipate that these expenses will be out $52,507.

DIVIDEND POLICY

In the fiscal year of 2008, our wholly-owned subsidiary, Shanghai Baby Fox, declared cash dividends payable to its sole shareholder, Fengling Wang, on August 8, 2007 and December 10, 2007 in the amount of $401,973 and $433,757, respectively. The dividends have not been paid to Fengling Wang as of the date of this registration statement. In the three months ended September 30, 2008, we did not declare any cash dividend. We do not plan to declare any dividend in the foreseeable future.

DETERMINATION OF OFFERING PRICE

No market currently exists for our common stock. Therefore, the offering price of $.20 was based on the offering price of shares sold pursuant to our Regulation D, Rule 506 offering completed in March, 2008 in which we issued a total of 427,500 shares of our common stock to 32 shareholders at a price per share of $.20 for an aggregate offering price of $85,500.

DILUTION

The common stock to be sold by the selling shareholders is common stock that is currently issued and outstanding. Accordingly, there will be no dilution to our existing shareholders.

PENNY STOCK CONSIDERATIONS

Broker-dealer practices in connection with transactions in “penny stocks” are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system). Penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. The broker-dealer must also make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a security that becomes subject to the penny stock rules.

MARKET FOR OUR COMMON STOCK

No Public Market for Common Stock

There is presently no public market for our common stock. We anticipate applying for trading of our common stock on the Over the Counter Bulletin Board upon the effectiveness of the registration statement of which this prospectus forms a part. However, we can provide no assurance that our shares will be traded on the Bulletin Board or, if traded, that a public market will materialize.

Holders of Our Common Stock

As of the date of this registration statement, we had 42 registered shareholders.

Registration Rights

We have not granted registration rights to the selling shareholders or to any other persons.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto and the other financial information appearing elsewhere in this prospectus.  In addition to historical information contained herein, the following discussion and other parts of this prospectus contain certain forward-looking statements that involve risks and uncertainties.  Our actual results could differ materially from those discussed in the forward-looking statements due to factors discussed under “Risk Factors”, as well as factors discussed elsewhere in this prospectus.  The cautionary statements made in this prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this prospectus.

Overview

Our retail stores are located predominantly in well-positioned mall locations with space of approximately 1,000 square feet on average. The stores are designed to create an environment that accentuates our fashion, breadth, and value in merchandise selection.

We lease our store space from mall operators generally for an initial term of one (1) year. The lease generally includes provisions providing that the mall operator can cancel or modify the lease if the sales of the store are below the expected levels for any three consecutive months. Approximately 20% of the store leases require payment of a fixed minimum rental plus percentage rentals if sales of such stores exceed certain levels. The remaining 75% of the leases require payment of percentage rentals only with no minimum fixed rental. The percentage of sales paid as rent ranges from 16% to 39% depending upon, among other things, the location of the store with rentals being higher in large cities. As of the date of this registration statement, none of our corporate stores has been closed by mall operators due to its lower than expected sales.

Both corporate owned stores and non-corporate owned stores use bold, exaggerated colors, such as eye-catching gold, noble black or passionate red. The settings and decors create an atmosphere of nobility. The key is to achieve the functionality and balance between color and material. Our merchandise planning and distribution team works closely with both corporate and non-corporate store personnel to sufficiently distribute merchandise that can meet each individual store’s particular merchandise requirement. This team is also responsible for managing inventory levels, distributing merchandise, and replenishing inventory.

Our management team monitors and tracks the store sales via our Enterprise Resource Planning (ERP) computer system store by store on both daily and monthly basis. In addition, the ERP system can also sort our sales and inventory geographically, city by city and province by province, on both a monthly and yearly base. A typical sales metric is included in Exhibit 99.4 attached hereto, which can track the monthly sales by store and by per square meter.

Factors Relevant to Evaluating Our Business and Financial Performance

In order to expand our business, our goal is to obtain market share initially. To comply with this marketing strategy, we evaluate our business results by examining the monthly gross sales of each store as stated in Exhibit 99.4. With respect to our corporate stores that are located in several malls with common mall operator, we evaluate our business results based upon the average monthly gross sales of such corporate stores. We also receive different brand revenue ranking reports from each mall operator. From these ranking reports, we can easily evaluate the condition of Baby Fox sale volumes compared with the sale volumes of our competitors.

For corporate store, we make a “keep” or “close” decision based on the following one single criterion:

Since October 1, 2008, all corporate stores were categorized in Class A and Class B. Class A stores only sell our new products and Class B stores sell leave-over inventories from the Class A stores at a discount. If the monthly sales of a Class A store fall below 80,000 RMB, approximately $11,765, such Class A store will downgrade into Class B. If a Class B store fails to generate gross sales in the amount less than 40,000 RMB, approximately equivalent to $5,800, such store will be closed.

For non corporate store, we do not have any criteria to decide whether or not to “keep” or “close.” As long as our non corporate store continues to order products from us, we continue our sale to them.

Plan of Operation

Baby Fox Store Footprint – As of June 30, 2008

Since the launch of our first retail mall store in July 2006, the Baby Fox business has been growing in China. The brand has gained exposure in leading women’s magazines and we opened 153 store locations as of June 30, 2008. There were 106 corporate stores and 47 non corporate stores then. As of September 30, 2008, there were 163 stores consisting of 115 corporate stores and 48 non corporate stores. We plan to increase our total store number from 163 to 200 with a total of 143 corporate store and 57 non corporate stores by June 30, 2009. Store opening expenses, including fixture, store build-out, employee training, employee hiring and related expenses, are charged to operations in the year incurred, and are not subject to amortization over years. Because we plan to increase the number of our corporate stores from 106 to 143 in fiscal year 2009, we are expected to generate more store opening expenses in 2009, which will cause more net loss on our financial statements.

Corporate Owned Stores

As of September 30, 2008, we had 115 corporate stores in China. We also test new markets with seasonal stores in additional locations during peak apparel shopping months. We seek to instill enthusiasm and dedication in our corporate owned store management personnel and sales associates through incentive programs and regular communication with the stores. Sales associates receive commissions on sales with a guaranteed minimum hourly compensation. Store managers receive base compensation plus incentive compensation based on sales and inventory control.

We lease our store space from mall operators generally for an initial term of one (1) year. The lease generally includes provisions providing that the mall operator can cancel or modify the lease if the sales of the store are below the expected levels for any three consecutive months. Approximately 20% of the store leases require payment of a fixed minimum rental plus percentage rentals if sales of such stores exceed certain levels. The remaining 75% of the leases require payment of percentage rentals only with no minimum fixed rental. The percentage of sales paid as rent ranges from 16% to 39% depending upon, among other things, the location of the store with rentals being higher in large cities. As of the date of this registration statement, none of our corporate stores has been closed by mall operators due to its lower than expected sales.

In the fiscal year of 2008, our corporate store counts for 91.97% of our total sales. In the fiscal year of 2009, our main capital investment activities are new corporate store expansion.

For corporate store, the average cost associated with opening a new store is approximately $75,000, approximately equivalent to 520,000 RMB. It is mainly spent on the following items:

Store Build-out:	29%	$21,750

Inventory;	67%	$50,250

Hiring	4%	$3,000

Non-Corporate Stores

As of September 30, 2008, we had 48 non-corporate stores in China. Currently we are able to use our point-of-sale systems to track non-corporate owned sales.

Typically, all licensed non-corporate retail stores must only carry the Baby Fox brand merchandise, the store floor must be designed according to corporate standards, and all employees must represent the Baby Fox brand image via their customer service attitude, attire, and other relevant procedures. The licensee is a business entity independent from us, but we maintain authority and approval rights with respect to store locations, store designs, license renewals, merchandise orders, and the right to conduct random store audits.

Upon agreeing to open a non-corporate Baby Fox store, the licensee must open the store within a limited time frame, otherwise the contract will terminate. The licensee must have the same computer management software installed and operating before the first day of operations. The licensee must use our set prices on all the merchandise sold. It cannot mark up or down the prices. The licensee must follow all ordering and returning merchandise guidelines. During our random audits, we have the right to dismiss any store employee we consider unqualified. The number of employees working during operations must also abide by our company policies. If the licensee violates any of the regulations, it shall be subject to a monetary penalty. The contract with such licensee can also be terminated whenever we consider necessary.

The term of the agreement with non-corporate stores is normally of two years. Non-corporate store owners usually pay 30% down payment to order our products, and the balance of 70% anytime before we ship our products to them. The payments are subject to negotiations between us and our non-corporate stores. We do not collect any license fee from non-corporate stores owners. A sample of our non-corporate store agreement is attached hereto as Exhibit 10.3.

In the fiscal year of 2008, our non-corporate stores account for 9% of our total sales. We do not generate any substantial cost in connection with opening a new non corporate store. We sell our products to individual non corporate store owners who are responsible for their own inventory costs.

Store Expansion Plans

Based on our initial success and the assessment of the future opportunity, Baby Fox is positioned for continued growth over the next several years. We plan to grow to over 200 stores by June 30, 2009. Corporate stores will primarily be opened in major metropolitan areas and non-corporate or “licensed” stores will be established in suburban communities.

Specialty stores are popular in China because the store owners have good control over operations, store decorations, and the products and services offered. Furthermore, smaller focused stores can well adapt to China’s growing demand for “fast fashion” and changing fashion trends (i.e. shorter product lifecycles and shifting demand for designs). Baby Fox is currently focusing on expanding in larger cities via corporate owned stores. Smaller cities are ideal targets for non-corporate or “licensed” stores. There is huge market potential for women's apparel in less developed cities in China where disposable income is rising. Owner operated stores in less developed cities are ideal as local managers have a good understanding of malls and locations with high foot traffic patterns and are highly incentivized to capture the growing purchasing power of emerging cities while also benefiting from the lower operating costs of these areas.

While Baby Fox could scale non-corporate stores with minimal capital, management’s preference is to expand via corporate owned stores in major cities and use licensed stores in less metropolitan areas. The economics of this strategy help us better manage overall cash flow and inventory levels and scale the business in a measured manner.

Corporate Owned Stores
Pros:	Cons:

• Gross margins figures per store are substantially better	• Higher working capital and administrative costs due to inventory, store set up, and operating costs

• Greater flexibility in experimenting with displays, promotions, and new marketing concepts	• Initial store opening costs, fixtures, etc. are absorbed by the Company

Non-Corporate Owned Stores
Pros:	Cons:
• No working capital required, instantly profitable (inventory and fixture purchases are made by independent owners / licensees)

• Minimal risk with respect to expanding in less urban markets and improves inventory turnover	• Careful screening and consistent monitoring of stores are needed to insure Baby Fox standards and policies are being adhered to properly

•  Allows for growth with minimal investment capital

Additional Growth Initiatives

In addition to expanding store locations, Baby Fox is developing several initiatives to further accelerate sales, increase margins, and widen its customer base throughout mainland China. These initiatives include online shopping, discount outlets, and a line of Baby Fox Active Sport stores.

Online Shopping

E-commerce is quickly becoming a leader among the ways to do business in China. As each year passes, more Chinese are becoming internet savvy and willing to shop for their consumer discretionary goods online. Evidence of this growing market is shown through the fact that China’s internet population has surged to reach approximately 123 million in 2006. Of this formidable internet population, an impressive 26% of them have online shopping experience. In the next few years it is anticipated that online shopping will become very rewarding for businesses because of the reduced infrastructure costs and higher gross margins.

Discount Outlets

A discount outlet is a store in which excess inventory can be sold to the public at a fraction of its original retail prices. This form of venue for businesses is becoming increasingly popular and lucrative. Discount stores provide an effective means to generate revenues from otherwise outdated fashion apparel. There is consensus that this newly emerging apparel distribution channel has been successful throughout China. It comes as no surprise that many Chinese women relish the concept of purchasing “last year’s” trend for a lower purchase price. Discount outlets are classified as our Class B corporate stores.

Active Wear Stores

Long term aspirations include the launch of a Baby Fox Active Sport wear line of boutique stores.

Results of Operations

Overview

In the fiscal year ended June 30, 2008, we sourced 49% of our product from a related party Changzhou CTS. Pursuant to the purchase agreement with Changzhou CTS (as attached hereto as Exhibit 10.2), we pay 30% of the total price of the value as down payment upon placing an order, pay 60% upon our receipt of the order, and pay the remaining balance within 25 days following the receipt of the products. Since it will take us considerable time and effort to locate new qualified suppliers, the cancellation of this purchase agreement will have substantial adverse impact on our operations of business.

For the Fiscal Year ended June 30, 2008 Compared to Fiscal Year ended June 30, 2007

In the fiscal year of 2008, we continued to focus on implementing our strategy of building a design and marketing workforce, and an independent distributor and retail store sales network to design, develop market and distribute Baby Fox brands product line. As of June 30, 2008, we had hired and established a design team of 30 designers. During the fiscal year of 2008, we opened 36 new corporate stores and closed two (2) corporate stores. We also opened 23 new non-corporate stores and closed two (2) non-corporate stores. As of June 30, 2008, we had 153 stores or 128% increase, comprising 106 corporate stores or 203% increase, and 47 non-corporate stores or 47% increase to the number of stores as of June 30, 2007. As of June 30, 2007, we had only 67 stores, comprising 35 corporate stores and 32 non-corporate stores.

Sales. Sales, including both corporate and non corporate stores, were $15,055,727 for the year ended June 30, 2008 as compared to $6,964,012 for the year ended June 30, 2007, representing an increase of $8,091,715 or approximately 116%. As summarized below, the increase is due to three main factors consisting of increased sales at existing stores, sales at stores opened during the year ended June 30, 2008, and the effect of change in rate used for the currency conversion in 2008 and 2007.

	Total Sales	Corporate Stores	Non-Corporate Stores
Increased sales at existing stores	$631,449	$594,108	$37,341
Sales at stores opened in 2008	$6,411,953	$6,067,405	$344,548
Effect of currency conversion	$1,049,713	$952,300	$97,413
Total sales	$8,091,715	$7,494,030	$597,685

Cost of Sales and Gross Profit. Cost of sales and gross profit were $10,048,681 for fiscal year ended June 30, 2008 and $3,634,177 for fiscal year ended June 30, 2007, reflecting an increase of $6,414,504 or approximately 177%. The gross profit percentage for company-owned stores decreased from 48% in 2007 to 33% in 2008 as a result of an increase in clearance sales and a higher discount percentage offered in 2008 as compared to 2007. The gross margin on sales to non corporate stores increased from 43% in 2007 to 48% in 2008 primarily due to the increase in sales price of merchandise sold to non corporate stores.

General and Administrative Expenses. General and administrative expenses, including rental expense for headquarters, salary expense for management and headquarters staff, and travel and entertainment expenses, were $839,693 for the fiscal year of 2008, approximately 5.6% of our sales revenues, and $408,426 for fiscal year of 2007, approximately 5.9% of the sales revenues, reflecting a 106% increase, which was the result of increase in our consulting fees and accounting expenses.  We expect that the percentage of our general and administrative expenses will remain stable. The material components of general and administration expenses are salaries, consulting fees and accounting expenses. In fiscal year 2008, the percentages of these material components are 35%, 29%, and 12% respectively. In fiscal year 2007, two major components of our general and administrative expenses are salaries and computer information costs, accounting for 69% and 23% of the general and administrative expenses, respectively.

Selling Expenses. Selling expenses, including all costs associated with sales and marketing, were $5,603,106 for the fiscal year 2008, approximately 37% of our sales  and $2,541,268 for fiscal year 2007, approximately 36%. We expect this percentage of our selling expenses to sales will stay stable on an annual base as we have a good control of our selling expenses. The material components of our store rental expenses are discount expenses reflecting salary cost, and new store opening cost. In fiscal year 2008, the three major components of our selling expenses are store rental expenses, salary expenses, and new store opening costs, representing 51%, 18% and 24% of our selling expenses, respectively. In fiscal year 2007, the three major components represent 56%, 10% and 32% of our selling expenses, respectively.

Net Income (Loss), Net loss for fiscal year 2008 was $1,459,435, approximately 8.2% of our total sales revenues, compared to a net income of $252,799 for fiscal year 2007.

For the Three Months ended September 30, 2008 Compared to the Three Months ended September 30, 2007

In three month ended September 30, 2008, we continued our effort to grow corporate stores. We opened 17 new corporate stores and closed 7 existing ones. We also opened 2 new non corporate stores and closed 1 existing store. As of September 30, 2008, we had 163 stores comprising of 115 corporate stores and 48 non corporate stores.

Sales. Sales, including both corporate and non corporate stores, were $4,891,140 for the three months ended September 30, 2008 as compared to $2,481,642 for the same period ended September 30, 2007, representing an increase of $2,409,498 or approximately 97%. As summarized below, the increase is due to three main factors consisting of increased sales at existing stores, sales at stores opened during the three months ended September 30, 2008, and the effect of change in rate used for the currency conversion in 2008 and 2007.

	Total Sales	Corporate Stores	Non-Corporate Stores
Increased sales at existing stores	$1,187,276	$1,124,240	$63,035
Sales at stores opened in 2008	$756,797	$729,358	$27,439
Effect of currency conversion	$465,425	$423,537	$41,888
Total sales	$2,409,498	$2,393,688	$115,810

Cost of Sales and Gross Profit. Cost of sales and gross profit were $3,124,743 for three month ended September 30, 2008 and $1,476,130 for the same period in 2007, reflecting an increase of 112%. The gross profit percentage for company owned stores decreased from 48% in the three months ended September 30, 2007 to 36% in the three months ended September 30, 2008. The reason for the decrease is our corporate stores increased the amount of clearance sales and a higher discount percentage offered in the three months ended September 30, 2008 as compared to the three months ended September 30, 2007. The gross margin on sales to non corporate stores decrease from 52% in the three month ended September 30, 2007 to 48% in the same period in 2007 primarily due to the decrease in sales price of merchandise sold to non corporate stores.

General and Administrative Expenses.  General and administrative expenses including rental expense for headquarters, salary expense for management and headquarters staff, and travel and entertainment expenses were $143,252 for the three months ended September 30, 2008, approximately 3% of our sales revenue, and $89,014 for the three months ended September 30, 2007, representing an increase of 61%. This increase was due to the increase in salaries, consulting fees, and accounting expenses. The material components of general and administration expenses are salaries, consulting fees and accounting expenses. For the three month ended September 30, 2008, the percentages of these material components are 22%, 11%, and 52% respectively. For the three months ended September 30, 2007, salary costs, the material component of our general and administrative expenses, accounted for 47%.

Selling and Marketing Expenses. Selling and marketing expenses, including all costs associated with sales, marketing and distribution function, were $1,941,103 for the three months ended September 30, 2008, approximately 40% of the total sales for the same period in 2008 and $866,711 for the three months ended September 30, 2007, approximately 35% of total sales for the same period in 2007, representing an increase of 124%. The main reason for the increase is costs for opening new stores. The material components of our selling expenses are discount expenses reflected our payment to mall operators for rent, salary cost, and new store opening cost. The three components represented 48%, 19% and 22% of our selling and marketing expenses for the fiscal year of 2008, respectively, and 56%, 13% and 27% of our selling and marketing expenses for the fiscal year of 2007, respectively.

Capital Resources and Liquidity

On February 18, 2008, we entered into a loan agreement with our Chief Executive Officer and borrowed $ 810,160. This loan agreement has a  five-year term and carries five percent of annual interest (5%). The loan agreement is attached hereto as Exhibit 10.7. On June 16, 2008, we entered into a loan agreement with Mr. Zengquan Yu, and borrowed 5,700,000 RMB , approximately $838,235. The terms of this loan is two years with ten percent of annual interest (10%).The loan agreement is attached hereto as Exhibit 10.8.

Our net cash was $110,140  and $321,879 at June 30, 2008 and 2007, respectively.  And we had a working capital deficit of $620,720.  Net cash used in operating activities for the fiscal year ended June 30, 2008 was $1,152,131. Net cash provided in operating activities for 2007 fiscal year was $315,126.

Our investment activities to date have consisted mainly of the purchase of property and equipment. For the fiscal year ended June 30, 2008, the net use of cash in investing activities was $31,275. For the year ended in June 30, 2007, the net cash used in investing activities was $15,908.

Based on our current operating plan, and our available cash and cash equivalents, we expect that we will need additional financing in the future through the sale of equity securities, private placements, and loans to fund our cash needs and continue our presently planned operations. Additional financing, whether through public or private equity, or debt financing, arrangements with stockholders or other sources to fund operations, may not be available, or if available, may be on terms unacceptable to us.

As September 30, 2008, we had cash and cash equivalents of $225,286.

Upon our incorporation, we issued 100,000 shares of common stock to our founder, Mr. Hitoshi Yoshida.

On January 18, 2008, we issued 37,957,487 shares of our common stock to Baby Fox Limited, a British Virgin Islands Company solely owned and controlled by Mr. Hitoshi Yoshida, pursuant to the exemption from registration contained in Regulation S of the Securities Act of 1933. The issuance of the 37,957,487 common shares was accounted for as founder’s common stock.

On January 18, 2008, for the purpose of reducing our cash expenses, we issued a total of 1,942,513 shares of our common stock, $.001 par value per share, to the following individuals for services rendered to us.

Favor Jumbo Enterprises Limited	286,313
First Prestige, Inc.	665,180
JD Infinity Holdings, Inc.	475,129
Catalpa Holdings, Inc.	475,129
Avenndi	20,000
Yingyue Song	13,762
Wei Zhuang	5,000
Jing Jin	2,000

Obligations under Material Contracts

The following table summarizes our outstanding contractual obligations as of June 30, 2008:

Payments due by period in thousands of U.S. dollars

		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
Long-term debt obligations	$1,642,075	$	$831,915	$810,160	$
Capital lease obligations	-	-	-	-	-
Operating lease obligations	$2,502,417	$1,428,251	$2,032,128	$712,486-	$0
Purchase obligations	-	-	-	-	-
Other long term liabilities	-	-	-	-	-

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires our management to make assumptions, estimates and judgments that affect the amounts reported in the financial statements, including the notes thereto, and related disclosures of commitments and contingencies, if any. We consider our critical accounting policies to be those that require the more significant judgments and estimates in the preparation of financial statements, including the following:

Use of estimates. In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. These accounts and estimates include, but are not limited to, the valuation of accounts receivable, inventories, deferred income taxes, provision for warranty and the estimation on useful lives of property, plant and equipment. Management makes these estimates using the best information available at the time the estimates are made; however, actual results could differ materially from those estimates.

Revenue Recognition and Return Policy. Our revenues are generated from sales at our company-owned retail stores and from sales of merchandise to licensed non-corporate owned stores. Revenues from sales at company owned retail stores are recognized when the ultimate customer purchases the merchandise in the store and pays for it at the cash register.  Customers have the right to return merchandise for credit, exchange or refunds according to department stores’ policy for up to fourteen days after purchase.  These refunds have not been material. Revenues from sales to licensed non-corporate stores are recognized at the date of shipment to the non-corporate stores when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, and no other significant obligations of us exist and collectability is reasonably assured.  Non-corporate stores have the right to return unsold merchandise for up to sixty days after receipt of the merchandise for exchange.  Reserves are established to reflect anticipated losses resulting from the return of unsold merchandise based on historical information. Shipping and handling of merchandise sold to non-corporate stores is not separately billed to customers or paid directly by the customer.

Store Opening Expenses. Due to the short initial term of the leases with mall operators and the cancellation provisions contained in the store leases. The cost of leasehold improvements and store fixtures averaging $21,750 are charged to expense as incurred. In addition, we incurred additional costs related to hiring and training new employees averaging $3,000. The effect of store openings could potentially reduce our reported net income in the period of store openings.

Inventories. Inventories, consisting of finished goods and accessories, are valued at the lower of cost as determined by the average cost or market. Cost is determined on a first-in first-out basis and includes all expenditures incurred in bringing the goods to the point of sale and putting them in a saleable condition, Due to the high style nature of our merchandise, slow moving, out of season and broken style merchandise is sold to discount stores substantially below cost.  Reserves are created to reduce the carrying value of these items to market value.

Off Balance Sheet Treatment for Store Opening and Rent Expenses

Because mall operators can terminate our leases any time and have no obligation for renewal of our leases, we did not capitalize our leasehold improvements and store fixtures. This accounting treatment contributed losses both in our 2008 fiscal year operation and in our three month operation result ended September 30, 2008.

As we continue to open more stores in 2009 fiscal year, we expect the loss can increase unless our sales increase substantially to offset store opening expenses..

BUSINESS

Baby Fox International, Inc. is a Nevada corporation organized on August 13, 2007, and its wholly owned China-based subsidiary Shanghai Baby Fox Fashion Co., Ltd. (“Shanghai Baby Fox”) was originally founded by our board director, Fengling Wang, under Chinese law in March of 2006. On September 20, 2007, we entered into an Equity Share Acquisition Agreement with Fengling Wang in which we purchased 100% of the equity shares of Shanghai Baby Fox in exchange for RMB 5.72 million.

On January 18, 2008, we issued a total of 37,957,487 shares of our common stock, $.001 par value per share to Baby Fox Limited, a British Virgin Islands entity controlled by Hitoshi Yoshida, our former officer and director, as founder’s shares.  Hitoshi Yoshida is the sole shareholder of Baby Fox Limited. On May 6, 2008, Hitoshi Yoshida entered into option agreements with Jieping Huang, Linyin Wang, and Jieming Huang to purchase all of the shares of Baby Fox Limited until December 31, 2018.  Mr. Yoshida is the owner of 10,000 shares of the common stock of Baby Fox Limited which represents 100% of the issued and outstanding common stock. Pursuant to the option agreements effective May 6, 2008, Mr. Yoshida granted Jieming Huang an option to purchase 7,000 shares at an aggregate exercise price of $700, granted Jieping Huang an option to purchase 1,500 shares at an aggregate exercise price of $150, and  granted Liniyin Wang an option to purchase 1,500 shares at an  aggregate exercise price of $150. The three stock option agreements may be exercised until December 31, 2018 in accordance with the Exercise Schedule attached to each agreement.

Baby Fox is a growing specialty retailer, developer, and designer of fashionable, value-priced women’s apparel and accessories. Our products target women aged between 20 and 40. The “Baby Fox style” appeals to a modern, sexy, sophisticated, body-conscious woman who takes pride in her appearance. Shanghai Baby Fox was founded by our lead designer and board director, Fengling Wang, in March of 2006 and launched its first mall based retail store in July of 2006. Since opening up the first store, we have expanded its retail store and catalogue sales operations. As of June 30, 2008, Baby Fox has expanded to a total of 153 mall based stores (106 corporate, 47 non-corporate) located across more than 30 major cities within China, and is continuing its expansion.

Based on our successful assessment of future opportunity, Baby Fox is positioned for continued growth over the coming years. We plan to grow retail store locations to  200 stores by the end of fiscal year 2009.

We intend to apply for quoting of our common stock on the OTCBB, which we estimate will cost around $470,000. The breakdown of such costs is estimated as following:

Legal Counsel	$100,000
Auditor	$110,000
Other consultants	$260,000
Total:	$470,000

We estimate that to maintain a listing status it will cost us from $200,000 to $300,000 annually which will include legal, auditing and CFO salary expenses.

We will rely on professional services to carry out this plan, which includes, but is not limited to, a U.S. law firm with corporate and securities practice, a PCAOB registered auditor and some consultants. In addition, we also expect to employ a CFO who is familiar with US generally accepted accounting principles and the requirements related to public company listing. We already started searching for such a CFO but as of the date of this registration statement, we have not located such a CFO. We engaged Anslow & Jaclin LLP as our legal counsel on June 7, 2007, and Paritz & Company, P.A. as our auditor on June 4, 2007.  We filed our initial registration statement on May 12, 2008, and estimate that it will take additional six (6) to twelve (12) months until our registration statement is declared effective.

To be quoted on the OTCBB, we must engage a market maker to file an application for a trading symbol on our behalf to the Financial Industry Regulatory Authority (FINRA). The market maker will create a market for our common stock. This process can take between three (3) to six (6) months. We have not engaged a market maker to apply for quoting on the OTC Bulletin Board, but we plan to engage such a market maker after our registration statement is declared effective by SEC. Once our stock is quoted on the OTC Bulletin Board shareholders will have a market to liquidate their equity holdings as desired.

China Laws and Regulations

Under Chinese laws and regulations, an industry is considered a “key industry” if the acquisition of the industry by an foreign entity may have an impact on “national economic security” or result in a transfer of actual control of a domestic enterprise that owns a well-known trademark or historic Chinese brand name. The women's apparel industry is not considered as a “key industry” in China.  Accordingly, Chinese laws and regulations do not restrict foreign investment in China’s women apparel industry.

When we acquired Shanghai Baby Fox on September 20, 2007, we received the Certificate of Approval from Shanghai Foreign Economic Relation & Trade Commission and the approval from the SFAE Shanghai local branch.  The approvals gave us the permission to change our entity status from a domestic enterprise to a WFOE, and to continue our business in the women apparel industry in China as a WFOE without being subject to any restrictions.

Business Strategy

The elements of Baby Fox's business strategy combine to create a merchandise assortment that appeals to Chinese women 20-40 years old. Baby Fox provides stylish fashions at affordable prices, which ultimately distinguish them from their competitors. The core elements of our business strategy include the following:

Active Style & Design Management
Baby Fox adopts fashion brand management model of “fast in speed to market, less in quantity, more in design and style”, which keeps us focused on constantly developing new styles and designs. Baby Fox engages in extensive market research and analysis, actively monitors global fashion trends, quickly develops new designs, and works primarily with domestic vendors. All of these components result in relatively short lead times, with new designs from concept to store floors in weeks. Close relationships with domestic manufacturers and leading publications allows for quick production and promotion of trendy styles.

Active Inventory Monitoring & Management
Our quick “design to store floor” approach to managing the merchandise mix is helping it build the Baby Fox brand. Any product in a Baby Fox corporate owned store that is not sold in two to three weeks is either sent back to our headquarters or immediately discounted for clearance and popular items are restocked quickly. We rent a temporary 2,000 square meter space at our headquarters. Three times each year we conduct special discount sales to public to sell these returned products at an 80%- 90% discount. Similarly, non-corporate owned stores typically required to follow similar pricing strategies and inventory policies. This strategy is successful because of our IT system that supports their responsive supply-chain management.

Broad Merchandise Assortment
Baby Fox’s assortment of apparel and accessories are consistently updated to maintain style and appeal. Our merchandise includes ready-to-wear apparel such as knit and woven tops, dresses, shorts, pants and skirts, as well as accessories such as shoes, handbags and jewelry. This allows customers to create ensembles that are complemented by our color coordinated and fashion-forward accessory items. We consistently introduce new fashion merchandise into the stores and regularly update merchandise displays.

Premium Brand Image
Baby Fox is building a focused and differentiated brand image based on fashion nobility, attitude, value pricing and quality. This image is consistently communicated throughout our business; including merchandise assortments, in-store visual merchandising and marketing materials. For example, black and wine-red carpet, trendy clothes and decoration are sharp contrast to the ordinary storefronts of competing retailers. Baby Fox’s stores currently make strong use of the four colors: black, gold, red and green which are passionate, free and exceptional in elevating each store’s image and perceived level of sophistication. Baby Fox attracts fashionable women into its stores through its unique design, color scheme, and fashionable displays. The brand is largely geared towards metropolitan women who are in pursuit of uniquely trendy designs that are rich in individuality.

Value Offering
Baby Fox focuses on offering highly fashionable merchandise at prices that are competitive, or better than other mall-based specialty retailers. Baby Fox is able to create a perception of value among a expanding customer base by utilizing a variety of pricing techniques such as “buy two get one free” and “buy one get one free”. Rather than simply discounting merchandise Baby Fox’s sales strategy is to consistently bring in new fashions at strong price points, then discount them through offers that encourage and reward larger quantity purchases.

Customer Loyalty & Rewards
Baby Fox is also implementing many customer loyalty and rewards programs such as frequent purchaser discounts.

Design & Quality Control

Baby Fox uses computer aided design systems to develop patterns and production guidelines as part of its product development process. The design team tests sample garments before production to ensure patterns are accurate, stylish, and desirable. Baby Fox and its manufacturing partners adhere to strict quality control programs. Garments that do not pass inspection are immediately returned to manufacturers for rework. All of our merchandise is marketed under the Baby Fox brand name. Baby Fox designs and develops its merchandise in-house, which is manufactured to our specifications. The majority of Baby Fox’s merchandise is received, inspected, processed, warehoused and distributed through our distribution center based in the in the heart of the Changzhou fashion district in the Jiangsu Province.

Operations & Distributions Center

We lease a five story 30,139 square ft. distribution center, storage facilities, and operations center in Changzhou fashion district in the Jiangsu Province from its strategic partner and related company Changzhou CTS Fashion Co., Ltd. “CTS”. With its headquarters and distribution center in the center of the Jiangsu fashion district and in close proximity to its manufacturers, Baby Fox is able to continuously monitor quality control and easily collaborate with its key suppliers.

Baby Fox has a close strategic relationship with its primary manufacturer CTS which was originally co-founded by Baby Fox’s lead designer. CTS maintains a number of large industrial parks and nine large clothing manufacturing facilities in the Jiangsu Province. CTS’s nine production bases that produce coats, jeans wear, furs, jackets, coats, skirts, sweaters and other products specific to Baby Fox’s design specifications. Our strategic relationship with CTS allows Baby Fox flexibility in bringing its ever evolving range of designs and diversified styles quickly to the market.

Marketing & Branding

Our advertising and direct marketing initiatives have been developed to elevate brand awareness, increase customer acquisition and retention, and support key merchandising strategies. Our advertising promotes brand awareness and supports numerous product line expansion opportunities. For fiscal year 2009, we plan to increase our marketing expenditures. A large portion of these expenditures will support the launch of our new stores as well as a new direct to consumer catalogue initiative. We plan to build brand awareness through targeted advertising campaigns that focus specifically on our core customers.

From its inception, Baby Fox has been positioned in China as an international brand with Italian roots as the brand was originally trademarked in Italy. Foreign apparel brands from France, Italy, U.S, Japan, and the U.K have dominated the high-end fashion scene in China. As a foreign owned U.S. retailer with operations in China, Baby Fox has unique branding and operating advantages.

We have been able to build a strong international image in China by using multi-cultural and international models. We have been able to generate an enormous amount of free publicity through intelligent brand positioning and leveraging key media contacts. Baby Fox has exceptionally strong ties to the fashion industry and leading women’s fashion magazines. Our latest lines are often featured in articles which generate substantial store traffic, and prove to be much more effective than traditional purchased advertising campaigns.

IV. Product Management

Overview

Baby Fox consistently maintains and strengthens its brand recognition by offering all of our modern and classical merchandise under its proprietary Baby Fox label. Our product offering includes a range of fashion separates, tops, dresses, and accessories for career, evening, and casual style. Baby Fox designs its clothes and colors with the goal of allowing items to be mixed and matched. This allows customers the interchangeability to present different styles for various occasions.

Design Approach

Baby Fox continuously updates its fashions and clothing designs to stay in sync with the latest fashion designs and trends from around the world. Our design concepts follow the market trend in Italy, France, Japan and China. This prevents any one business from dominating a specific design or style. This is what Baby Fox calls its “three-in-one” design concept as they use multiple designers to develop current fashions that can be mixed and matched. As a result of the joint effort, we are able to choose more than 1,500 from about 3,000 pieces of new designs every year to put into the stores.

Existing Product Lines

Every season Baby Fox strives to bring its customers unlimited surprises by offering fashionable evening wear, business suits, casual wear and accessories. Baby Fox offers its customers the latest fashions with exceptionally low prices. Baby Fox’s designs break free from traditional styles and bring out youth and passion. We are committed on providing exciting fashion options and constantly updating its product lines.

Casual Wear:
One of Baby Fox’s most popular design categories is “Stylish Casual”, which is appropriate for Fridays in the office or the weekends. As people’s life styles change, the market for casual wear has great development potential. The market demand for casual wear is also increasing every year.

Evening Wear: Baby Fox designs elegant suits and dresses appropriate for elegant yet fashionable special occasions such as dinner parties, banquets, weddings and other important occasions.

Business Wear: Our business wear category is appropriate for formal occasions such as negotiations, business talks, or meeting customers in office. As working environments and the nature of business changes, plain, stiff business suits can no longer fulfill consumers’ needs. More people will choose appropriate but also comfortable and natural clothes in their daily work. Some of the domestic business suits brands have started to change positioning moving towards business casual style.

Accessories: Accessories consist primarily of jewelry, belts and handbags intended to complement our sportswear and dress selections.

The most effective strategy for penetrating the Chinese market thus far has been to position oneself at the mid-high to premium segments as they enter the market. As a foreign retailer, Baby Fox has the unique advantage to enter a market that has a high desire for high quality products at affordable prices. Based on our initial success and management’s assessment of future opportunities, Baby Fox is positioned for continued growth over the next several years.

Inventory Monitoring & Management

Merchandise is received, inspected, processed, warehoused and distributed through our distribution center based in the Jiangsu Province. Any product in a Baby Fox corporate owned store that is not sold in more than two or three weeks is sent back to our headquarters or immediately discounted for clearance. Similarly, non-corporate owned stores are encouraged to follow similar pricing strategies and inventory procedures. This strategy succeeds because of our outstanding supply-chain management and the application of point of sale monitoring systems. Management responds quickly to what’s occurring in each region, and more importantly at each store. The merchandise planning and allocation team works closely with both corporate and non-corporate store personnel to meet the requirements of individual stores.

V. Current Retail Locations

Overview

Baby Fox retail stores are located predominantly in well-positioned mall locations within spaces that average approximately 1,000 square feet. The stores are designed to create an environment that accentuates Baby Fox’s fashions, breadth, and value of merchandise selection.

Both corporate owned stores and non-corporate owned stores use bold, exaggerated colors, such as eye-catching gold, noble black or passionate red. The use of settings and decorations create a sense of nobility. The key is to achieve the unity and balance between color and material. Our merchandise planning and allocation team works closely with both corporate and non-corporate store personnel to meet the requirements of individual stores for appropriate merchandise in sufficient quantities. This team is also responsible for managing inventory levels, allocating merchandise to stores, and replenishing inventory.

Baby Fox Store Footprint – As of June 30, 2008

Since the launch of its first retail mall store in July of 2006, the Baby Fox has been a success story in China’s fashion industry. The brand has gained exposure in leading women’s magazines. We opened 163 store locations as of September 30, 2008, of which 115 are corporate stores and 48 non corporate stores.

Corporate Owned Stores

As of September 30, 2008, Baby Fox had 115 corporate stores China. We also test new markets with seasonal stores in additional locations during peak apparel shopping months. Baby Fox seeks to instill enthusiasm and dedication in its corporate owned store management personnel and sales associates through incentive programs and regular communication with the stores. Sales associates receive commissions on sales with a guaranteed minimum hourly compensation. Store managers receive base compensation plus incentive compensation based on sales and inventory control.

Non-Corporate Stores

As of September 30, 2008, Baby Fox had 48 non-corporate stores in China. Currently Baby Fox is able to use its point-of-sale systems to track non-corporate owned sales.

Typically, all licensed non-corporate retail stores must only carry the Baby Fox brand merchandise, the store floor must be designed according to corporate standards, and all employees must represent the Baby Fox brand image via their customer service attitude, attire, and other relevant procedures. This is a separate business entity from us. With respect to non-corporate stores, Baby Fox maintains authority and approval rights with respect to store locations, store designs, license renewals, merchandise orders, and the right to conduct random store audits.

Upon agreeing to open a non-corporate Baby Fox store the licensee must open the store within a limited time frame, otherwise the contract will terminate immediately. The licensee must agree to comply with our policies with non corporate stores, including, but not limited to, having the same computer management software, using our set prices, maintaining a set number of employees, and hiring employees with the required qualifications.  If the licensee violates any of our regulations, it shall be fined, and we reserve the right to cancel the contract can also be terminated if necessary.

The terms of the license with non-corporate store are normally of two years. Non-corporate store owners pay 30% down payment to order our products, and the balance of 70% anytime before we ship our products to them. We do not collect any license fee from non-corporate store owners. A sample of our non-corporate store agreement is attached as Exhibit 10.3.

VI. Growth Plan

Overview

Based on our initial success and the assessment of the future opportunity, Baby Fox is positioned for continued growth over the next several years. We plan to grow retail store locations to over 200 stores by the end of fiscal year 2009.  Corporate stores will primarily be opened in major metropolitan areas and non-corporate or “licensed” stores will be established in suburban communities.

Specialty stores are popular in China because they have good control over operations, store decorations, and the products and services offered. Furthermore, smaller focused stores can well adapt to China’s growing demand for “fast fashion” and changing fashion trends (i.e. shorter product lifecycles and shifting demand for designs). Baby Fox is currently focusing on expanding in larger cities via corporate owned stores; smaller cities are ideal targets for non-corporate or “licensed” stores. There is huge market potential for women's apparel in less developed cities in China where disposable income is rising. Owner operated stores in less developed cities are ideal as local managers have a good understanding of malls and locations with high foot traffic patterns and are highly incentivized to capture the growing purchasing power of emerging cities while also benefiting from the lower operating costs of these areas.

While Baby Fox could scale non-corporate stores with minimal capital, management’s preference is to expand via corporate owned stores in major cities and use licensed stores in less metropolitan areas. The economics of this strategy help us better manage overall cash flow and inventory levels and scale the business in a measured manner. We have kept abundant inventory to support its store expansion plan.

Corporate Owned Stores
Pros:	Cons:

Gross margins figures per store are substantially better	Higher working capital and administrative costs due to inventory, store set up, and operating costs

Greater flexibility in experimenting with displays, promotions, and new marketing concepts	Initial store opening costs, fixtures, etc. are absorbed by us.

Non-Corporate Owned Stores
Pros:	Cons:
No working capital required, instantly profitable (inventory and fixture purchases are made by independent owners / licensees)

Minimal risk with respect to expanding in less urban markets and improves inventory turnover	Careful screening and consistent monitoring of stores are needed to insure Baby Fox standards and policies are being adhered to properly

Allows for growth with minimal investment capital

Additional Growth Initiatives

In addition to expanding store locations, Baby Fox is developing several initiatives to further accelerate sales, increase margins, and widen its customer base throughout mainland China. These initiatives include online shopping, discount outlets, and a line of Baby Fox Active Sport stores.

Online Shopping

E-commerce is quickly becoming a leader among the ways to do business in China. As each year passes, more Chinese are becoming internet savvy and willing to shop for their consumer discretionary goods online. Evidence of this growing market is shown through the fact that China’s internet population has surged to reach approximately 298 million in 2008. Of this formidable internet population, an impressive 26% of them have online shopping experience. In the next few years it is anticipated that online shopping will become very rewarding for businesses because of the reduced infrastructure costs and higher gross margins.

Discount Outlets

A discount outlet is a store in which excess inventory can be sold to the public at a fraction of its original retail prices. This form of venue for businesses is becoming increasingly popular and lucrative. Discount stores provide an effective means to generate revenues from otherwise outdated fashion apparel. There is consensus that this newly emerging apparel distribution channel has been successful throughout China. It comes as no surprise that many Chinese women relish the concept of purchasing “last year’s” trend for a lower purchase price. Discount outlets are classified as Class B corporate stores.

Active Wear Stores

Long term aspirations include the launch of a Baby Fox Active Sport wear line of boutique stores.

Employees

As of September 30, 2008, we have 596 full-time employees, and 0 part-time employees.

Competition

We view us as leading international brands entering the Chinese market and fast fashion forward domestic companies. Other specialty retailers currently active in China include foreign entrants Zara China, ELLE China, Esprit China, as well as domestic competitors Etam, Only, Elite, Fairy Fair, and Mokuba. The market opportunity is large and can support several competitors, however Baby Fox feels its strong knowledge of local markets, strong media contacts, and award winning design experience give the organization significant competitive advantages.

Baby Fox’s business model and strategy is very similar to some of the leading U.S. specialty retailers, however, it is exclusively focused on serving the needs of China’s modern and sophisticated women. By utilizing a globally focused design team and local manufacturers, Baby Fox quickly adapts to shifting market trends and fashions. In China, it is a common practice for stores to use multi-level agents. Conversely, Baby Fox has adopted a flat management model that mirrors Western business models. This model accelerates store and customer feedback as our operations center deals directly with each store. This organizational structure along with enterprise resource planning (“ERP”) and point-of-sale (“POS”) systems allow us to maintain optimal inventories, pricing, customer service, and brand imaging across all stores. Baby Fox believes its direct point-to-point “one-stop service” sales model allows us to maintain higher standards than many of its domestic peers.

Baby Fox's business strategy combines several elements to create a merchandise assortment that appeals to the markets’ high-spending consumers; primarily women age 20 to 40. The principal elements of our business strategy include:

Active Style & Design Management: Extensive monitoring of global trends, market research and fast design development (concept to store floor in weeks)

Active Inventory Monitoring & Management: Outstanding supply-chain management, inventory monitoring & sales tracking capabilities

Broad Merchandise Assortment: Broad assortment allows for “one stop shopping” for new outfits; promoting mix and match design themes and accessories

Premium Brand Image: Building a differentiated and strong international brand image by using international models, designs, and stylish and sophisticated merchandise displays

Value Offering: High fashion and style at competitive or better prices than other mall-based specialty retailers

Customer Loyalty & Incentives: Numerous customer loyalty and rewards programs such as frequent purchaser discounts.

Properties

Our executive office is located at Minhang District, 89 Xinbang Road, Suite 305-B5, Shanghai, P.R.China, and consists of approximately 3,340 square feet (310 square meters). The owner of this office is one of our board directors, Fengling Wang. The lease term is from January 1, 2008 to December 31, 2012 for five years. The lease (attached herein as Exhibit 10.4) is provided to us at an annual rental of $8,571.

We also have a 13,993 square feet (1,300 square meters) warehouse located in Jiafang Yuan, Building 7, 3rd floor, No.88 North Hubin Road, Wujing District, Changzhou, Jiangsu province, China. The lease is between Shanghai Baby Fox Fashion Co., Ltd. and a related party, Changzhou CTS Fashion Co., Ltd. The leasing term is from January 1, 2007 to December 30, 2009 for three years. The rent is approximately $21,429 (RMB 150,000) per year, payable every six months. Changzhou CTS Fashion Co., Ltd. is owned by our chief executive officer, Jieming Huang. The lease is attached herein as Exhibit 10.5.

In addition, we have a 16,146 square feet (1,500 square meters) office space at Jiafang Yuan, Buiding 5, 1st floor, No.88 North Hubin Road, Wujing District, Changzhou, Jiangsu province, China. The lease is between Shanghai Baby Fox Fashion Co., Ltd. and a related party, Changzhou CTS Fashion Co., Ltd. The leasing term is from January 1, 2007 to December 30, 2009 for three years. The rent is approximately $11,429 (RMB 80,000) per year payable every six months. The lease is attached herein as Exhibit 10.6.

We do not own any other properties. We lease our store space from mall operators. Instead of paying the mall operators rent at a fixed rate, the mall operators are entitled to a percentage of our gross sales as compensation for the store space provided, and other facilities and services. The percentage ranges from 16% to 39%, dependent upon the specific condition of each store. At any time, some  mall operators have the right to terminate the lease unilaterally if our gross sales fail to meet their expectations.

Litigation

We are from time to time subject to other claims and litigation arising in the ordinary course of business. Currently, our management is not aware of any claims and litigation against us.

MANAGEMENT

Executive Officers and Directors

On January 18, 2008, our then sole shareholder and member of the board of director, Mr. Hitoshi Yoshida, made a unanimous written consent to elect and appoint the three individuals set forth as members of our board of directors and management. The following table sets forth, as of May 9, 2008 the names and ages of our three (3) directors The directors will hold such office until the next annual meeting of shareholders and until his or her successor has been elected and qualified.

Name	Age	Position
Jieming Huang	29	Chief Executive Officer, President & Chairman of the Board
Fengling Wang	56	Director
Jieping Huang	30	Director
Ping Chen	61	Vice President of Finance
Liling Zhong	30	Vice President of Public and Media Relations
Ling Wu	29	Vice President of Promotions & Strategic Planning
Jianwei Shen	33	Vice President of Retail Store Sales
Yang Liu	32	Vice President of Marketing

There are no employment agreements between us and our executive officers.

Business Experience

The following summarizes the occupation and business experience for our officers, directors, key employees and consultants

Jieming Huang, Chief Executive Officer, President & Chairman of the Board
Mr. Huang is the innovator behind the development and success of the emerging Baby Fox brand. He has over 7 years of executive experience in fashion design, apparel manufacturing, marketing and logistics. Mr. Huang worked in Japan from 1994 to 2000 with leading apparel companies. He returned to China in 2000 to co-found CTS, a leading clothing manufacturer. From 2000 to present, Jieming Huang was Chief Executive Officer, President & Chairman of the Board, Changzhou CTS Fashion Co., Ltd.and Changzhou E.I.S. Fashion Co., Ltd. He became our CEO at Shanghai Baby Fox Fashion Co., Ltd. since March 2006.

Fengling Wang, Lead Designer & Member of Board of Directors
Fengling Wang is a leading and highly recognized fashion designer and apparel industry executive, with over 35 years of experience in fashion and apparel industry. Wang is the recipient of several prestigious fashion design awards in China, Japan and Europe, including China’s National “Golden Scissors Award”, and Japan’s Fashion & Garment Award for “Best Suit-Dress Cut.” Wang is often featured as a leading fashion industry expert in magazines, news, TV shows and radio programs. Since 2008, Ms. Fenling Wang has been our Lead Designer at Baby Fox Internnational, Inc. From March, 2006 to present, Ms. Wang has been on the board of directors of Shanghai Baby Fox Fashion Co., Ltd., Changzhou CTS and Changzhou E.I.S. Fashion Co., Ltd. From May, 1999 to February, 2006, Ms. Wang served as General Manager at Changzhou Diamond Garments Co., Ltd.

Jieping Huang, Supervisor & Board Member
From 1994 to 2000, Mr. Huang was engaged in Japanese apparel industry. He came back to China in the year 2000. He has great knowledge about the apparel manufacturing and good sense of the fashion trend. From 2000 to present, Jieping Huang has been our Deputy General Manager at Shanghai Baby Fox Fashion Co., Ltd. From 2000 to February 2006, Jieping Huang was a Board of Director and Deputy General Manager at Changzhou CTS Fashion Co., Ltd. and at Changzhou E.I.S. Fashion Co., Ltd.

Ping Chen, Vice President of Finance
Ping Chen is the former Senior Vice President of Finance for Jiangsu Changzhou City’s E.I.S Fashion Clothing Company. Chen is the previous Senior Financial Department Manager for Changzhou Industry Investment Company, and the prior Financial Department Manager for Jiangsu Changzhou City’s Corduroy Corporation. Chen was the Chief Accountant for Jiangsu Wujin Electrical Machinery Financial Department from 1971 to 1980, and the former Committee Member of the Tenth Annual Chinese People’s Political Consultative Committee (CPPCC). Chen has a Bachelor’s Degree in Enterprise Economy Management from Jiangsu TV Broadcast University. From February 2006 to Present, Ms. Chen has been our Vice President. From April 2001 to February 2006, Ms, Chen was Vice President of Finance at Changzhou CTS Fashion Co., Ltd.

Liling Zhong, Vice President of Public and Media Relations
Liling Zhong is the former Editor and Fashion Expert for Beijing Ruili Magazine Society’s “Clothing Design” magazine, and a previous Manager at Jean-Louis Scherrer, a leading French fashion company. Zhong has a strong knowledge of floor-plan design, employee training, and media relations. Zhong has a Bachelor’s in Fashion Design from Beijing Clothing Technology Institute; design study at the Theater & Arts School. From January 2004 to May 2006, Ms. Zhong was Senior Editor at Beijing Rayli Magazine House. She has been with us as Vice President of Public and Media Relations since May 2006.

Ling Wu, Vice President of Promotions & Strategic Planning
Ling Wu is skilled in development and planning of new product releases, promotional events, press conferences, and fashion exhibitions / shows. Wu is the former Director of Client Relations Department for Diamond Fashion Company, Ltd. From 2001 to 2006, Lingdi was President of Planning department at Changzhou Diamond Garments Co., Ltd. He has been at current postions since March 2006.

Jianwei Shen, VP of Retail Store Sales
Mr. Shen was engaged as Marketing Manager of Shanghai Babyfox Apparel Co., Ltd. since 2006. He has great experience in marketing, and has brilliant marketing strategy in the apparel industry. He was the marketing manager of Diamond Apparel Co., Ltd. from 1999 to 2006. He has been at his current position since March 2006.

Yang Liu, Vice President of Marketing
Yang Liu was the former IT Manager with Baby Fox, responsible for development of ERP systems and supply chain management). He is also the former Marketing Manager of Beijing Oubosi Product Co., a leading China fashion magazine publisher, and the previous Assistant to the General Manager at Beijing Bilingual Advertising Times Company, Ltd. Liu has a Bachelor’s Degree in Computer Science and Technology from Northeast University, Qinghuangdao Campus. From March 2005 to April 2006, she was Executive Marketing Manager at Beijing OPUS Productions Co., Ltd. From May 2002 to March 2005, she was an Assistant to General Manager at Beijing Bilingual Time Advertising Co., Ltd. From May 2006 to April 2007, she was Vice President of IT at Shanghai Baby Fox Fashion Co., Ltd. From April 2007 to Present, she has been our Vice President of Marketing.

Employment Agreements/ Terms of Office

None of the members of the Board of Directors or members of the management team presently have employment agreements with us.

Option Plan

On January 18, 2008, we issued a total of 37,957,487shares of our common stock, $.001 par value per share to Baby Fox Limited, a British Virgin Islands entity controlled by Hitoshi Yoshida, our former officer and director, as founder’s shares.

On May 6, 2008, Hitoshi Yodshida entered into stock option agreements with two of our directors, Jieming Huang and Jieping Huang, and Linyin Wang, respectively, to purchase all of the shares of Baby Fox Limited. Mr. Yodshida is the owner of 10,000 shares of Baby Fox Limited which represent 100% of the issued and outstanding common stock of Baby Fox Limited.

Pursuant to the option agreements, Mr. Yodshida granted Jieming Huang an option to purchase 7,000 shares at an aggregate exercise price of $700, granted Jieping Huang  an option to purchase 1,500 shares at an exercise price of $150, and  granted Liniyin Wang an option to purchase 1,500 shares at an exercise price of $150.

The three stock option agreements may be exercised until December 31, 2018 in accordance with the Exercise Schedule attached to each agreement.

Family relationships

Fengling Wang, our director, is the mother of Jieming Huang, our Chief Executive Officer, President and Chairman of the Board, and Jieping Huang, Supervisor and Board Member. Jieming Huang and Jieping Huang are brothers. Linyin Wang, the father of Jieming Huang and Jieping Huang, and husband of Fengling Wang is not a member of our board of directors. Therefore, none of our directors are independent.

Involvement in certain legal proceedings

No bankruptcy petition has been filed by or against any business of which any of our executive officers was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time.
No director has been convicted in a criminal proceeding and is not subject to a pending criminal proceeding (excluding traffic violations and other minor offenses).
No director has been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities.
No director has been found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, that has not been reversed, suspended, or vacated.

Director Compensation

Our directors receive salary compensation as disclosed in the Summary Compensation Table on page 27 in this registration statement. Our directors will not receive a fee for attending each board of directors meeting or meeting of a committee of the board of directors. All directors will be reimbursed for their reasonable out-of-pocket expenses incurred in connection with attending board of director and committee meetings.

Audit Committee and Audit Committee Financial Expert

Our board of directors functions as an audit committee and performs some of the same functions as an audit committee including: (1) selection and oversight of our independent accountant; (2) establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters; and (3) engaging outside advisors. We are not a "listed company" under SEC rules and is therefore not required to have an audit committee comprised of independent directors. Our board of directors has determined that its members do not include a person who is an "audit committee financial expert" within the meaning of the rules and regulations of the SEC. Our board of directors has determined that each of its members is able to read and understand fundamental financial statements and has substantial business experience that results in that member's financial sophistication. Accordingly, the board of directors believes that each of its members have the sufficient knowledge and experience necessary to fulfill the duties and obligations that an audit committee would have.

Code of Ethics

A code of ethics relates to written standards that are reasonably designed to deter wrongdoing and to promote:

•	Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	Full, fair, accurate, timely and understandable disclosure in reports and documents that are filed with, or submitted to, the SEC and in other public communications made by an issuer;

•	Compliance with applicable governmental laws, rules and regulations;

•	The prompt internal reporting of violations of the code to an appropriate person or persons identified in the code; and

•	Accountability for adherence to the code.

We have adopted a corporate code of ethics that applies to our principal executive officer, principal accounting officer, and persons performing similar functions, as set forth in Exhibit 14.1 hereto.

Indemnification

Under Nevada law and pursuant to our articles of incorporation and bylaws, we may indemnify our officers and directors for various expenses and damages resulting from their acting in these capacities. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our officers or directors pursuant to those provisions, our counsel has informed us that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable.

Executive Compensation

The following table sets forth the aggregate cash compensation paid by us to (i) our Chief Executive Officer and (ii) our most highly compensated officers. We do not anticipate adjusting our compensations to executive officers and directors in the foreseeable future.

SUMMARY COMPENSATION TABLE

						Non-Equity	Nonqualified
				Stock	Option	Incentive Plan	Deferred	All Other
Name and		Salary	Bonus	Awards	Awards	Compensation	Compensation	Compensation	Total
principal position	Year	($)	($)	($)	($)	($)	Earnings ($)	($)	($)
Jieming Huang, Chief Executive Officer, President	2008	5,143							5,143
Fengling Wang, Director	2008	5,143							5,143
Jieping Huang Director	2008	5,143							5,143
Ping Chen, Vice President of Finance	2008	5,143							5,143
Liling Zhaong, Vice President of Public and Media Relations	2008	6,857							6,857
Ling Wu, Vice President of Promotions & Strategic Planning	2008	5,143							5,143
Jianwei Shen, Vice President of Retails Store Sales	2008	5,143							5,143
Yang Liu, Vice President of Marketing	2008	5,143							5,143

Employment Agreements

None of the members of the Board of Directors or members of the management team presently have employment agreements with us. We do not anticipate entering into employment agreements with the members of the Board of Directors in the foreseeable future.

SECURITY OWNERSHIP

The following table sets forth, as of January 25, 2009, certain information regarding the beneficial ownership of Common Stock by (i) each person who is known by us to own beneficially more than five percent of the outstanding Common Stock, (ii) each of our director and executive officer, and (iii) all directors and executive officers as a group:

	Name and Address of	Amount and Nature of
Title of Class	Beneficial Owner	Beneficial Owner	Percent of Class (1)

Common Stock	Baby Fox Limited (2) No. 22-23, 5 Chome Nakano, Nakanoku, Tokyo, Japan	37,957,487	93.89%
Common Stock	Jieming Huang (3) Chief Executive Officer Minhang District 89 Xinbang Road, Suite 305-B5 Shanghai, P.R. China	286,313	.71%
Common Stock	Fengling Wang Director Minhang District 89 Xinbang Road, Suite 305-B5 Shanghai, P.R. China	0	0%
Common Stock	Jieping Huang Director Minhang District 89 Xinbang Road, Suite 305-B5 Shanghai, P.R. China	0	0%

Common Stock	Ping Chen Vice President of Finance Minhang District 89 Xinbang Road, Suite 305-B5 Shanghai, P.R. China	0	0%

Common Stock	Liling Zhong Vice President of Public and Media Relations Minhang District 89 Xinbang Road, Suite 305-B5 Shanghai, P.R. China	0	0%

Common Stock	Ling Wu Vice President of Promotions and Strategic Planning Minhang District 89 Xinbang Road, Suite 305-B5 Shanghai, P.R. China	0	0%

Common Stock	Jianwei Shen Vice President of Retail Store Sales Minhang District 89 Xinbang Road, Suite 305-B5 Shanghai, P.R. China	0	0%

Common Stock	Yang Liu Vice President of Marketing Minhang District 89 Xinbang Road, Suite 305-B5 Shanghai, P.R. China	0	0%

Common Stock	All executive officers and directors as a group	286,313	.71%

(1) Based on 40,427,500 outstanding as of January 25, 2008.
(2) Baby Fox Limited is controlled by Hitoshi Yoshida, No. 22-23, 5 Chome Nakano, Nakanoku, Tokyo, Japan.
(3) These shares are held in the name of Favor Jumbo Enterprises Limited, controlled by Qian Wang. Qian Wang is wife of Chief Executive Officer, Jieming Huang.

Change in Control

On May 6, 2008, Hitoshi Yodshida, the owner of 10,000 shares of Baby Fox Limited representing 100% of the issued and outstanding common stock of Baby Fox Limited, entered into stock option agreements with two of our directors, Jieming Huang and Jieping Huang, and Linyin Wang, respectively, to purchase all of the shares of Baby Fox Limited. Pursuant to the option agreements, Mr. Yodshida granted Jieming Huang an option to purchase 7,000 shares at an aggregate exercise price of $700, granted Jieping Huang an option to purchase 1,500 shares at an exercise price of $150, and  granted Liniyin Wang an option to purchase 1,500 shares at an exercise price of $150. The three stock option agreements may be exercised until December 31, 2018 in accordance with the Exercise Schedule attached to each agreement. Upon completing the exercise of the option plans in accordance with the Exercise Schedule, Jieming Huang, Jieping Huang and Linyin Wang will become the shareholders of Baby Fox Limited.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We lease office and warehouse space from our board director, Fengling Wang and Changzhou CTS Fashion Co., Ltd. Changzhou CTS Fashion Co., Ltd. is owned by our chief executive officer, Jieming Huang.

Our executive office is located at MinhangDistrict, 89 Xinbang Road, Suite 305-B5, Shanghai, P.R.China,and consists of approximately 3,340square feet (310 square meters). The owner of this office is one of our board directors, Fengling Wang. The lease term is from January 1, 2008 to December 31, 2012 for five years. The lease is provided to us at annual rate of 60,000RMB, approximately $8,571. The rent is market rate. The lease is attached hereto as Exhibit 10.4.

We also have a 13,993 square feet (1,300 square meters) warehouse located in Jiafang Yuan, Building 7, 3rd floor, No.88 North Hubin Road, Wujing District, Changzhou, Jiangsu province, China. The lease is between Shanghai Baby Fox Fashion Co., Ltd. and a related party, Changzhou CTS Fashion Co., Ltd. The leasing term is from January 1, 2007 to December 30, 2009 for three years. The rent is 150,000RMB per year , approximately $21,429,  payable every six months. Changzhou CTS Fashion Co., Ltd. is owned by our chief executive officer, Jieming Huang. The rent is at market rate. The lease agreement is attached hereto as Exhibit 10.5..

In addition, we have a 16,146 square feet (1,500 square meters) office space at Jiafang Yuan, Buiding 5, 1st floor, No.88 North Hubin Road, Wujing District, Changzhou, Jiangsu province, China. The lease is between Shanghai Baby Fox Fashion Co., Ltd. and a related party, Changzhou CTS Fashion Co., Ltd. The leasing term is from January 1, 2007 to December 30, 2009 for three years. The rent is approximately $11,429 (RMB 80,000) per year payable every six months. The rent is at market rate and the lease is attached hereto as Exhibit 10.6.

We purchase a significant portion of its merchandise from Changzhou CTS Fashion Co., Ltd. (“Changzhou”) which is owned by our CEO. Total purchases from Changzhou for the six months ended December 31, 2008 and 2007 approximated $2,105,000 and $96,000, respectively. The material terms of our arrangements with Changzhou (as attached herein as Exhibit 10.2). Total accounts receivable from Changzhou for the fiscal years of 2008 and 2007 ended June 30, 2008 and June 30, 2007 aggregated $1,855,639 and $1,025,543, respectively. This amount is non-interest bearing and due on demand.

On February 18, 2008, we entered into a loan agreement with our CEO, Jieming Huang, pursuant to which, we borrowed $820,160. The loan agreement is subject to a five-year term with five percent annual interest (5%). The loan agreement is attached to this registration agreement as Exhibit 10.7.

Our board of directors approved these transactions listed above. As of September 30, 2008, we do not have any amount payable to related parties.

On January 18, 2007, we and Qian Wang, the spouse of our CEO, Jieming Huang, entered into a consulting agreement.  Pursuant to the consulting agreement, Qian Wang was obligated to provide consulting services and to introduce a third party service companies to us. We issued 286,313 shares to Qian Wang as compensation for his services. Qian Wang designated Favor Jumbo Enterprises Limited, solely owned and controlled by Qian Wang, to receive the 286,313 shares on January 18, 2008. These shares are valued at $0.20 per share, the same valuation as it was in the private placement completed in March 2008. The agreement between us and Favor Jumbo Enterprises Limited is attached hereto as Exhibit 10.11.

Besides related party transaction stated above, none of the following persons has any direct or indirect material interest in any transaction to which we are a party since our incorporation or in any proposed transaction to which we are proposed to be a party:
(A)	Any of our directors or officers;
(B)	Any proposed nominee for election as our director;
(C)	Any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our Common Stock; or
(D)	Any relative or spouse of any of the foregoing persons, or any relative of such spouse, who has the same house as such person or who is a director or officer of any parent or subsidiary of us.

DESCRIPTION OF SECURITIES

Common Stock

We are authorized to issue 90,000,000 shares of common stock, $.001 par value, of which 40,427,500 shares were issued and outstanding as of February 4, 2009.

The holders of common stock are entitled to one vote for each share held of record on all matters to be voted by stockholders. There is no cumulative voting with respect to the election of directors with the result that the holders of more than 50% of the shares of common stock and other voting shares voted for the election of directors can elect all of the directors.

The holders of shares of common stock are entitled to dividends when and as declared by the Board of Directors from funds legally available therefore, and, upon liquidation are entitled to share pro rata in any distribution to holders of common stock, subject to the right of holders of outstanding preferred stock. Our wholly-owned subsidiary, Shanghai Baby Fox, declared dividends on August 8, 2007 and December 10, 2007 in the amount of $401,973 and $433,757, respectively. Holders of our common stock have no preemptive rights.  There are no conversion rights or redemption or sinking fund provisions with respect to our common stock.

Preferred Stock

We are authorized to issue 10,000,000 shares of preferred stock, $.001 par value, of which no shares were issued and outstanding as of February 4, 2009.

Preferred stock may be authorized and issued in the future in connection with acquisitions, financings, or other matters, as the Board of Directors deems appropriate.  In the event that we determine issue any shares of preferred stock, a certificate of designation containing the rights, privileges and limitations of this series of preferred stock will be filed with the Secretary of State of the State of Nevada.  The effect of this preferred stock designation power is that our Board of Directors alone, subject to Federal securities laws, applicable blue sky laws, and Nevada law, may be able to authorize the issuance of preferred stock which could have the effect of delaying, deferring, or preventing a change in control without further action by our stockholders, and may adversely affect the voting and other rights of the holders of our common stock.

Rule 144 Shares

As of the date of this registration statement, we have 40,000,000 shares of our common stock available for sale to the public market in accordance with volume and time limitation of Rule 144 of the Securities Act. Sales under Rule 144 are subject to the availability of current public information about us.

SELLING STOCKHOLDERS

The shares being offered for resale by the selling stockholders consist of the 868,262 shares of our common stock held by 40 shareholders. Such shareholders include the holders of the 427,500 shares sold in our Regulation D Rule 506 offering which was completed in March 2008. We are also registering a total of 440,762 shares for eight shareholders who received shares for services rendered. The following table sets forth the name of the selling stockholders, the number of shares of common stock beneficially owned by each of the selling stockholders as of February 4, 2009 and the number of shares of common stock being offered by the selling stockholders. The shares being offered hereby are being registered to permit public secondary trading, and the selling stockholders may offer all or part of the shares for resale from time to time. However, the selling stockholders are under no obligation to sell all or any portion of such shares nor are the selling stockholders obligated to sell any shares immediately upon effectiveness of this prospectus. All information with respect to share ownership has been furnished by the selling stockholders.

			Amount	Percent
	Shares		Beneficially	Beneficially
	Beneficially	Shares	Owned	Owned
	Owned Prior	to be	After	After
Name	To Offering	Offered	Offering	Offering
Lan Yu	12,500	12,500	0	0.00%
Qianfan Wang	12,500	12,500	0	0.00%
Xianjiang Liu	10,000	10,000	0	0.00%
Ran Li	10,000	10,000	0	0.00%
Chen Chen	15,000	15,000	0	0.00%
Long Chen	25,000	25,000	0	0.00%
Jing Tao	25,000	25,000	0	0.00%
Transworld Consulting Group Inc. (1)	12,500	12,500	0	0.00%
Xiaobo Wu	12,500	12,500	0	0.00%
Allan M. Dyson	7,500	7,500	0	0.00%
Terauchi Yasutada	15,000	15,000	0	0.00%
Toshiyuki Tatsuda	15,000	15,000	0	0.00%
Satomi Abe	15,000	15,000	0	0.00%
Naoya Abe	15,000	15,000	0	0.00%
Norihiko Mabuchi	15,000	15,000	0	0.00%
Kengo Kato	15,000	15,000	0	0.00%
Hiroshi Ito	15,000	15,000	0	0.00%
Yoshimi Iitsuka	15,000	15,000	0	0.00%
Bruce Irish	12,500	12,500	0	0.00%
Jing Tang	10,000	10,000	0	0.00%
Johann Tse	5,000	5,000	0	0.00%
Qiangfei Xia	10,000	10,000	0	0.00%
Haruo Nishizawa	15,000	15,000	0	0.00%
Yuezhi Zhao	5,000	5,000	0	0.00%
Masaro Fucuyamo	15,000	15,000	0	0.00%
Tri Superior Trading (2)	15,000	15,000	0	0.00%
Takashi Yamaguchi	15,000	15,000	0	0.00%
Hayashi Kazuo	15,000	15,000	0	0.00%
Xue Tao Peng	12,500	12,500	0	0.00%
Keiko Kizu	15,000	15,000	0	0.00%
Hao Xia	10,000	10,000	0	0.00%
Liang He	10,000	10,000	0	0.00%
Favor Jumbo Enterprises Limited (3)	286,313	100,000	186,313	0.46%
First Prestige, Inc. (4)	665,180	100,000	565,180	1.40%
JD Infinity Holdings, Inc. (5)	475,129	100,000	375,129	0.93%
Catalpa Holdings, Inc. (6)	475,129	100,000	375,129	0.93%
Avenndi, LLC (7)	20,000	20,000	0	0.00%
Ying Yue Song	13,762	13,762	0	0.00%
Wei Zhuang	5,000	5,000	0	0.00%
Jing Jin	2,000	2,000	0	0.00%

(1)	Transworld Consulting Group Inc. is controlled by Jack Chen.
(2)	Tri Superior Trading is controlled by Iwabuchi Yoshitumi.
(3)	Favor Jumbo Enterprises Limited is controlled by Qian Wang, Qian Wang is wife of Chief Executive Officer, Jieming Huang.
(4)	First Prestige, Inc. is controlled by Hongtao Shi.
(5)	JD Infinity Holdings, inc. is controlled by Liuyi Zhang.
(6)	Catalpa Holdings, Inc. is controlled by Fred Chang.
(7)	Avenndi, LLC is controlled by John Kennedy.

None of the Selling Shareholders are broker-dealers or affiliates of broker dealers.

Transfer Agent

The transfer agent and registrar for our common stock is: Interwest Transfer Company, Inc.,1981 East Murray Holladay Road, Suite 100, P.O. Box 17136, Salt Lake City, UT 84117. Their telephone number is: (801) 272-9294.

PLAN OF DISTRIBUTION

The selling security holders may sell some or all of their shares at a fixed price of $.20 per share until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. Prior to being quoted on the OTCBB, shareholders may sell their shares in private transactions to other individuals.

There is no established public trading market for our securities. Our shares are not and have not been listed or quoted on any exchange or quotation system. In order for our shares to be quoted, a market maker must agree to file the necessary documents with the National Association of Securities Dealers, which operates the OTC Electronic Bulletin Board. In addition, it is possible that, such application for quotation may not be approved and even if approved it is possible that a regular trading market will not develop or that if developed, will be sustained.

Once a market has been developed for our common stock, the shares may be sold or distributed from time to time by the selling stockholders directly to one or more purchasers or through brokers or dealers who act solely as agents, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices, which may be changed. The distribution of the shares may be effected in one or more of the following methods:

O	ordinary brokers transactions, which may include long or short sales,
O	Transactions involving cross or block trades on any securities or market where our common stock is trading,
O	through direct sales to purchasers or sales effected through agents,
O	through transactions in options, swaps or other derivatives (whether exchange listed or otherwise), or
O	any combination of the foregoing.

In addition, the selling stockholders may enter into hedging transactions with broker-dealers who may engage in short sales, if short sales were permitted, of shares in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also enter into option or other transactions with broker-dealers that require the delivery by such broker-dealers of the shares, which shares may be resold thereafter pursuant to this prospectus. The selling shareholders may be deemed to be underwriters with respect to the shares that they are offering for resale.

Brokers, dealers, or agents participating in the distribution of the shares may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares for whom such broker-dealers may act as agent or to whom they may sell as principal, or both (which compensation as to a particular broker-dealer may be in excess of customary commissions). Neither the selling stockholders nor we can presently estimate the amount of such compensation. We know of no existing arrangements between the selling stockholders and any other stockholder, broker, dealer or agent relating to the sale or distribution of the shares.

We will not receive any proceeds from the sale of the shares of the selling security holders pursuant to this prospectus. We have agreed to bear the expenses of the registration of the shares, including legal and accounting fees, and such expenses are estimated to be approximately $40,000.

LEGAL MATTERS

Anslow + Jaclin, LLP, Manalapan, New Jersey passed upon the validity of the common stock being offered hereby.

EXPERTS

Included in the prospectus constituting part of this registration statement are consolidated financial statements for fiscal years ended June 30, 2008 and 2007, which have been audited by Paritz & Company, P.A., an independent registered public accounting firm, to the extent and for the periods set forth in their respective report appearing elsewhere herein. In the audit report, our auditor has expressed their concern as to our ability to continue as a going concern. The financial statements are included in reliance upon such report given upon the authority of such firms as experts in accounting and auditing.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedule thereto, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information regarding our common stock and us, please review the registration statement, including exhibits, schedules and reports filed as a part thereof. Statements in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement, set forth the material terms of such contract or other document but are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

We are also subject to the informational requirements of the Exchange Act which requires us to file reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information along with the registration statement, including the exhibits and schedules thereto, may be inspected at public reference facilities of the SEC at 100 F Street N.E , Washington D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the SEC at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Because we file documents electronically with the SEC, you may also obtain this information by visiting the SEC’s Internet website at http://www.sec.gov.

No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offering made by this prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the selling stockholders.  This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than those specifically offered hereby or an offer to sell or a solicitation of an offer to buy any of these securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation.  Except where otherwise indicated, this prospectus speaks as of the effective date of the registration statement.

BABY FOX INTERNATIONAL, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED SEPTEMBER 30, 2008

1 BASIS OF PRESENTATION

The accompanying unaudited financial statements have been prepared in accordance with accounting principles generally accepted for interim financial information and do not include all of the information and footnotes required by generally accepted accounting principles (“GAAP”) for complete financial statements.  In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.  Operating results for the three months ended September 30, 2008 are not necessarily indicative of the results that may be expected for the year ending June 30, 2009.

BABY FOX INTERNATIONAL INC. AND SUBSIDIARY

BALANCE SHEET

(in US $)

September 30, 2008

ASSETS
CURRENT ASSETS:
Cash	$225,286
Accounts receivable	2,619,643
Inventories	7,896,070
Advance to vendors	190,581
Prepaid expenses and sundry current assets	499,511
TOTAL CURRENT ASSETS	11,431,091

Property and equipment, net of accumulated depreciation	46,493
Deposits	207,897
TOTAL ASSETS	$11,685,481

LIABILITIES AND STOCKHOLDERS’ DEFICIENCY
CURRENT LIABILITIES:
Accounts payable-trade	$6,094,145
-affiliated company	2,768,560
Deposits payable	1,466,105
Accrued expenses and sundry current liabilities	238,314
Customer advances	968,015
Loans payable – officer and stockholder	102,277
Dividends payable	837,234
TOTAL CURRENT LIABILITIES	12,474,650

LONG-TERM DEBT	1,644,070

STOCKHOLDERS’ DEFICIENCY:
Preferred stock, $0.001 par value 10,000,000 shares authorized 0 shares issued and outstanding	-
Common stock, $0.001 par value 90,000,000 shares authorized 40,427,500 shares issued and outstanding	40,427
Additional paid-in capital	(135,535)
Accumulated deficit	(2,390,487)
Accumulated other comprehensive income	52,356
TOTAL STOCKHOLDERS’ DEFICIENCY	(2,433,239)
TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIENCY	$11,685,481

F-1

BABY FOX INTERNATIONAL, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME (LOSS)

(in US $)

	Three Months Ended September 30,
	2008	2007
SALES:
Corporate stores	$4,463,950	$2,170,262
Non-corporate stores	427,190	311,380
TOTAL SALES	4,891,140	2,481,642

COST OF GOODS SOLD:
Corporate stores	2,904,156	1,327,058
Non-corporate stores	220,587	149,072
TOTAL COST OF GOODS SOLD	3,124,743	1,476,130

GROSS PROFIT	1,766,397	1,005,512

OPERATING EXPENSES:
Selling expenses	1,941,103	866,711
General and administrative expenses	143,352	89,014
TOTAL OPERATING EXPENSES	2,084,455	955,725

OPERATING INCOME (LOSS)	(318,058)	49,787

OTHER EXPENSES:
Interest expense	31,071	-

INCOME (LOSS) BEFORE INCOME TAXES	(349,129)	49,787

INCOME TAXES	-	11,451

NET INCOME (LOSS)	(349,129)	38,336

OTHER COMPREHENSIVE INCOME:
Foreign currency translation adjustment	(2,095)	14,842

COMPREHENSIVE INCOME (LOSS)	$(351,224)	$53,178

BASIC AND DILUTED INCOME (LOSS) PER COMMON SHARE	$(0.01)	$0.00

BASIC AND DILUTED WEIGHTED AVERAGE SHARES OUTSTANDING	40,427,499	38,057,487

F-2

BABY FOX INTERNATIONAL INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ DEFICIENCY

(in US $)

	Shares	Amount	Owners’ Capital	Additional Paid-In Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income	Total

BALANCE-JUNE 30, 2007	-	$-	$626,000	$-	$253,308	$36,284	$915,592
Sale of common stock	427,500	427	-	85,073	-	-	85,500
Sale of common stock	37,957,487	37,957	-	(37,957)	-	-	-
Founder shares issued for no consideration	100,000	100	-	(100)	-		-
Common stock issued for services	1,942,513	1,943	-	(1,943)	-	-	-
Effect of acquisition	-	-	(626,000)	(180,608)	-	-	(806,608)
Foreign currency translation adjustment	-	-	-	-	-	18,167	18,167
Net loss	-	-	-	-	(1,459,435)	-	(1,459,435)
Dividends declared	-	-	-	-	(835,231)	-	(835,231)
BALANCE-JUNE 30, 2008	40,427,500	40,427	-	(135,535)	(2,041,358)	54,451	(2,082,015)
Net loss	-	-	-	-	(349,129)	-	(349,129)
Foreign currency translation adjustment	-	-	-	-	-	(2,095)	(2,095)
BALANCE-SEPTEMBER 30, 2008	40,427,500	$40,427	$-	$(135,535)	$(2,390,487)	$52,356	$(2,433,239)

F-3

BABY FOX INTERNATIONAL, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in US $)

	Three Months Ended September 30,
	2008	2007

OPERATING ACTIVITIES:
Net (loss) income	$(349,129)	$227,182
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation	2,204	1,013
Changes in operating assets and liabilities:
Accounts receivable	(759,554)	415,036
Inventories	(1,413,042)	(1,599,412)
Due from affiliated company	1,965,559	419,989
Advance to vendors	89,112	-
Prepaid expenses and sundry current assets	(151,838)	(247,260)
Deposits	(69,193)	-
Accounts payable	898,464	(37,473)
Deposits payable	(215,746)	1,123,759
Accrued expenses, taxes and sundry current liabilities	(635,502)	(400,013)
Customer advances	754,394	-
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	115,729	(97,179)

INVESTING ACTIVITIES:
Acquisition of property and equipment	(6,187)	(8,536)
NET CASH USED IN INVESTING ACTIVITIES	(6,187)	(8,536)

EFFECT OF EXCHANGE RATE ON CASH	5,604	6,268

(DECREASE) INCREASE IN CASH	115,146	(99,447)

CASH – BEGINNING OF YEAR	110,140	321,879

CASH – END OF YEAR	$225,286	$222,432

F-4

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Baby Fox International, Inc. and Subsidiary

We have audited the accompanying consolidated balance sheets of Baby Fox International, Inc. and Subsidiary as of June 30, 2008 and 2007 and the related consolidated statements of operations and other comprehensive income (loss), changes in stockholders’ equity and cash flows for the years then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform an audit of is internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As shown on the accompanying balance sheet, as of June 30, 2008, the Company had a stockholders’ deficiency of $2,082,015, working capital deficit of $439,940 and a net loss of $1,459,435 for the year ended June 30, 2008. These circumstances raise substantial doubt about its ability to continue as a going concern.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Baby Fox International, Inc. and Subsidiary as of June 30, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Paritz & Company, P.A.

Hackensack, New Jersey
November 5, 2008

BABY FOX INTERNATIONAL, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

(in US $)

	JUNE 30,
	2008	2007
ASSETS
CURRENT ASSETS:
Cash	$110,140	$321,879
Accounts receivable, net of allowance of $179,168 in 2008 and $83,615 in 2007	1,855,639	1,025,543
Inventories	6,467,519	1,432,506
Due from affiliated company	-	552,927
Advance to vendors	279,024	-
Prepaid expenses and sundry current assets	346,841	76,978
TOTAL CURRENT ASSETS	9,059,163	3,409,833

Property and equipment, net of accumulated depreciation	42,408	16,144
Deposits	138,372	24,722
TOTAL ASSETS	$9,239,943	$3,450,699

LIABILITIES AND STOCKHOLDERS’ (DEFICIENCY) EQUITY

CURRENT LIABILITIES:
Accounts payable-trade	$5,183,251	$920,264
-affiliated company	801,080	-
Deposits payable	1,677,827	1,068,110
Accrued expenses and sundry current liabilities	871,760	349,865
Customer advances	213,110	151,899
Loans payable – officer and stockholder	97,624	44,969
Dividends payable	835,231	-
TOTAL CURRENT LIABILITIES	9,679,883	2,535,107

LONG-TERM DEBT	1,642,075	-

STOCKHOLDERS’ (DEFICIENCY) EQUITY:
Preferred stock, $0.001 par value 10,000,000 shares authorized 0 shares issued and outstanding	-	-
Common stock, $0.001 par value 90,000,000 shares authorized 40,427,500 shares issued and outstanding	40,427	-
Owners’ capital	-	626,000
Accumulated deficit	(2,176,893)	253,308
Accumulated other comprehensive income	54,451	36,284
TOTAL STOCKHOLDERS’ (DEFICIENCY) EQUITY	(2,082,015)	915,592
TOTAL LIABILITIES AND STOCKHOLDERS’ (DEFICIENCY) EQUITY	$9,239,943	$3,450,699

See notes to financial statements

BABY FOX INTERNATIONAL, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME (LOSS)

(in US $)

	YEAR ENDED JUNE 30,
	2008	2007

SALES:
Corporate stores	$13,695,640	$6,201,610
Non-corporate stores	1,360,087	762,402
TOTAL SALES	15,055,727	6,964,012

COST OF GOODS SOLD:
Corporate stores	9,345,365	3,201,933
Non-corporate stores	703,316	432,244
TOTAL COST OF GOODS SOLD	10,048,681	3,634,177

GROSS PROFIT	5,007,046	3,329,835

OPERATING EXPENSES:
Selling expenses	5,603,106	2,541,268
General and administrative expenses	839,693	408,426
TOTAL OPERATING EXPENSES	6,442,799	2,949,694

OPERATING INCOME (LOSS)	(1,435,753)	380,141

OTHER EXPENSES:
Interest expense	23,682	-

INCOME (LOSS) BEFORE INCOME TAXES	(1,459,435)	380,141

INCOME TAXES	-	127,342

NET INCOME (LOSS)	(1,459,435)	252,799

OTHER COMPREHENSIVE INCOME:
Foreign currency translation adjustment	18,167	36,284

COMPREHENSIVE INCOME (LOSS)	$(1,441,268)	$289,083

BASIC AND DILUTED INCOME (LOSS) PER COMMON SHARE	$(0.04)	$0.01

BASIC AND DILUTED WEIGHTED AVERAGE SHARES OUTSTANDING	39,068,722	38,057,487

See notes to financial statements

BABY FOX INTERNATIONAL, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ (DEFICIENCY) EQUITY

(in US $)

	Shares	Amount	Owners’ Capital	Additional Paid-In Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income	Total

BALANCE–JUNE 30, 2006	-	$-	$626,000	$-	$509	$-	$626,509
Foreign currency translation adjustment	-	-	-	-	-	36,284	36,284
Net income	-	-	-	-	252,799	-	252,799
BALANCE-JUNE 30, 2007	-	-	626,000	-	253,308	36,284	915,592
Sale of common stock	427,500	427	-	85,073	-	-	85,500
Sale of common stock	37,957,487	37,957	-	(37,957)	-	-	-
Founder shares issued for no consideration	100,000	100	-	(100)	-		-
Common stock issued for merger-related expenses	1,942,513	1,943	-	(1,943)	-	-	-
Effect of acquisition		-	(626,000)	(45,073)	(135,535)	-	(806,608)
Foreign currency translation adjustment	-	-	-	-	-	18,167	18,167
Net loss	-	-	-	-	(1,459,435)	-	(1,459,435)
Dividends declared	-	-	-	-	(835,231)	-	(835,231)
BALANCE-JUNE 30, 2008	40,427,500	$40,427	$-	$-	$(2,176,893)	$54,451	$(2,082,015)

See notes to financial statements

BABY FOX INTERNATIONAL, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in US $)

	YEAR ENDED JUNE 30,
	2008	2007

OPERATING ACTIVITIES:
Net (loss) income	$(1,459,435)	$252,799
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation	6,785	1,463
Changes in operating assets and liabilities:
Accounts receivable	(717,403)	(984,953)
Inventories	(4,877,601)	(1,432,506)
Due from affiliated company	1,414,766	12,523
Prepaid expenses and sundry current assets	(540,428)	(62,008)
Deposits	(110,934)	-
Accounts payable	4,161,863	920,264
Deposits payable	492,347	1,061,798
Accrued expenses, taxes and sundry current liabilities	433,390	545,746
Customer advances	44,519	-
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(1,152,131)	315,126

INVESTING ACTIVITIES:
Investment in subsidiary	(806,608)	-
Acquisition of property and equipment	(31,275)	(15,908)
NET CASH USED IN INVESTING ACTIVITIES	(837,883)	(15,908)

FINANCING ACTIVITIES:
Proceeds of stockholder loan	894,648	-
Proceeds from officer loan	13,136	-
Proceeds from issuances of long-term debt	831,915	-
Proceeds from sale of common stock	85,500	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	1,825,199	-

EFFECT OF EXCHANGE RATE ON CASH	(46,924)	5,653

(DECREASE) INCREASE IN CASH	(211,739)	304,871

CASH – BEGINNING OF YEAR	321,879	17,008

CASH – END OF YEAR	$110,140	$321,879

Supplemental disclosures of cash flow information:
Non-cash financing activities:
Dividends declared and not paid	$835,231	$-

See notes to financial statements

BABY FOX INTERNATIONAL, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2008

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Business description

Baby Fox International, Inc. (the “Company”), through its wholly-owned subsidiary Shanghai Baby Fox Fashion Co., Ltd., is a specialty retailer, developer and designer of fashionable, value-priced women’s apparel and accessories.  The Company sells merchandise at its corporate-owned stores located with malls in China.  The mall operator collects the proceeds of sales from customers and remits the proceeds, net of rent and other charges, to the Company.

In addition, the Company sells merchandise to licensed non-corporate owned stores which only carry the Baby Fox brand merchandise.

Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary after elimination of significant inter-company balances and transactions.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of net revenue and expenses during each reporting period.  Actual results could differ from those estimates.

Revenue recognition and return policy

The Company’s revenues are generated from sales at its company-owned retail stores and from sales of merchandise to licensed non-corporate owned stores.

Revenues from sales at company owned retail stores are recognized when the ultimate customer purchases the merchandise in the store and pays for it at the cash register.  Customers have the right to return merchandise for credit, exchange or refunds according to department stores’ policy for up to fourteen days after purchase.  These refunds have not been material.

Revenues from sales to licensed non-corporate stores are recognized at the date of shipment to the non-corporate stores when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, and no other significant obligations of the Company exist and collectability is reasonably assured.  Non-corporate stores have the right to return unsold merchandise for up to sixty days after receipt of the merchandise for exchange.  Reserves are established to reflect anticipated losses resulting from the return of unsold merchandise based on historical information.

Shipping and handling of merchandise sold to non-corporate stores is not separately billed to customers or paid directly by the customer.

Cost of sales

Cost of sales includes the cost of merchandise sold and related costs including purchasing, receiving, warehousing and other costs.

Store opening expenses

Due to the initial term of the leases with mall operators and the cancellation provisions contained in the store leases, the cost of leasehold improvements and store fixtures are charged to expense as incurred.

Advertising expense

Advertising expense is charged to operations as incurred and aggregated approximately $25,000 and $17,000 for the years ended June 30, 2008 and 2007, respectively.

Cash

The Company includes in cash and cash equivalents all short-term, highly liquid investments that mature within three months of their acquisition date.  Cash equivalents consist principally of investments in interest-bearing demand deposit accounts and liquidity funds with financial institutions and are stated at cost, which approximates fair value.

Accounts receivable

Accounts receivable consist of amounts due from mall operators which are generally received within thirty days and amounts due from sales to non-corporate stores.  The risk of credit loss in the Company’s trade receivables is substantially mitigated by the Company’s credit evaluation process, short collection terms from mall operators and deposits required from non-corporate store operators.  Allowances for potential credit losses are determined based on historical experience and current evaluation of the composition of accounts receivable.  Historically, credit losses have been within management’s expectations.

Inventories

Inventories, consisting of finished goods and accessories, are valued at the lower of cost as determined by the average cost or market.   Due to the high style nature of the Company’s merchandise, slow moving, out of season and broken style merchandise is sold to discount stores substantially below cost.  Reserves are created to reduce the carrying value of these items to market value.

Property and equipment

Property and equipment are recorded at cost.  Depreciation is provided in amounts sufficient to amortize the cost of the related assets over their useful lives using the straight line method for financial reporting purposes, whereas accelerated methods are used for tax purposes.

Maintenance, repairs and minor renewals are charged to expense when incurred.  Replacements and major renewals are capitalized.

    Deferred income taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109) which requires that deferred tax assets and liabilities be recognized for future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  In addition, SFAS 109 requires recognition of future tax benefits, such as carryforwards, to the extent that realization of such benefits is more likely than not and that a valuation allowance be provided when it is more likely than not that some portion of the deferred tax asset will not be realized.

Foreign currency translation

Since the Company operates solely in the PRC, the Company=s functional currency is the Chinese Yuan (ARMB@).    Assets and liabilities are translated into U.S. Dollars at the June 30th exchange rates and records the related translation adjustments as a component of other comprehensive income (loss).  Revenue and expenses are translated using average exchange rates prevailing during the period.  Foreign currency transaction gains and losses are included in current operations.

Comprehensive income

Comprehensive income is defined to include all changes in equity except those resulting from investments by shareholders and distributions to shareholders.  Among other disclosures, all items that are required to be recognized under current accounting standards as components of comprehensive income are required to be reported in a financial statement that is presented with the same prominence as other financial statements. Comprehensive income includes net income and the foreign currency translation gain, net of tax.

Statement of cash flows

In accordance with Statement of Financial Accounting Standards No. 95, “Statement of cash Flows,” cash flows from the Company’s operations are calculated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet.

Segment reporting

Statement of Financial Accounting Standards No. 131 (“SFAS 131”), “Disclosure about Segments of an Enterprise and Related Information” requires use of the “management approach” model for segment reporting.  The management approach model is based on the way a company’s management organized segments within the company for making operating decisions and assessing performance.  Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company.  SFAS 131 has an immaterial effect on the Company’s financial statements, as the Company consists of one reportable business segment, the sale of merchandise.

Recent accounting pronouncements

In May 2008, the FASB issued Statement of Financial Accounting Standards No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS 162”), which identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of non-governmental entities that are presented in conformity with U.S. GAAP.  SFAS 162 is effective for the Company sixty days following the SEC’s approval of the Public Company Accounting Oversight Board (PCAOB) amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (“SFAS 141R”), which requires most identifiable assets, liabilities, non-controlling interests and goodwill acquired in a business combination to be recorded at “full fair value”.  Under SFAS 141R, all business combinations will be accounted for under the acquisition method.  Significant changes, among others, from current guidance resulting from SFAS 141R include the requirement that contingent assets and liabilities and contingent consideration shall be recorded at estimated fair value as of the acquisition date, with any subsequent changes in fair value charged or credited to earnings.  Further, acquisition-related costs will be expensed rather than treated as part of the acquisition.  SFAS 141R is effective for periods beginning on or after December 15, 2008.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115”. SFAS No. 159 allows companies to choose to measure eligible financial instruments and certain other items at fair value that are not required to be measured at fair value.  SFAS No. 159 requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings at each reporting date.  SFAS No. 159 is effective for fiscal years beginning after November 15, 2007 and will be adopted by the Company beginning in the first quarter of fiscal 2009.

The adoption of these standards is not expected to have a material impact on the Company’s results of operations or financial position.

2	ACQUISITION

On September 20, 2007, Baby Fox International, Inc. entered into an equity share acquisition agreement with Fengling Wang, who owns 100% of Shanghai Baby Fox Fashion Co., Ltd., (“Shanghai”).  Pursuant to the agreement, the Company purchased 100% of the equity shares of Shanghai in exchange for RMB 5.72 Million (equivalent to $806,608), which was borrowed from an officer of the Company.  This amount was subsequently contributed to equity.

This transaction is deemed a transaction between entities under common control and, accordingly, the financial statements are those of Shanghai.

3	RELATED PARTY TRANSACTIONS

The Company purchased approximately 49% of its merchandise from ChangZhou CTS Fashion Co., Ltd. (“ChangZhou”) which is owned by the CEO of the Company.  Total purchases from ChangZhou approximated $4,550,000.

Total accounts payable to (receivable from) ChangZhou for the years ended June 30, 2008 and 2007 aggregated $801,080 and $(552,927), respectively.

4	DEPOSITS PAYABLE

Deposits payable consist of $869,868 in deposits from vendors for the purchase of merchandise and $807,959 in security deposits from licensed non-corporate stores.  Pursuant to the terms of the contracts with licensed non-corporate stores, the security deposits are fully refundable at the end of the contract term with no interest due.

5	ACCRUED EXPENSES AND SUNDRY CURRENT LIABILITIES

Accrued expenses and sundry current liabilities consist of the following:

	June 30,
	2008	2007

Employee benefits payable	$115,785	$58,870
Value added tax payable	93,061	55,320
Income tax payable	-	117,471
Salary payable	114,638	62,315
Store expense	301,331	53,994
Agency fee	219,308	-
Interest payable	24,224	-
Sundry current liabilities	3,413	1,895
	$871,760	$349,865

6	DIVIDENDS PAYABLE

The Company’s wholly-owned subsidiary, Shanghai Baby Fox Fashion Co., Ltd. declared dividends on August 8, 2007 and December 10, 2007 in the amount of $401,973 and $433,757, respectively.

7	LONG-TERM DEBT

Long-term debt consists of the following:

Amount borrowed from shareholder, bearing interest at 5% per annum and due February 17, 2013	$810,160

Amount borrowed from an unrelated party, bearing interest at 10% per annum and due June 16, 2010	831,915
$1,642,075
Long-term debt matures as follows:

Year ended June 30,
2010	831,915
2013	810,160

8	INCOME TAXES

A reconciliation of the U.S. Federal statutory income tax rate to the Company’s actual income tax rate is as follows:

	2008	2007
U.S. Federal income tax rate	(35)	35
Loss not available for tax purposes	35	0
Impact of operations in China taxed at lower rate	0	(2)
Effective income tax rate	0	33

Based upon the Company’s limited operating history, which includes an operating loss in the last year and the Company’s assessment of its ability to achieve future taxable income, a 100% valuation allowance has been established for deferred tax assets.  The operating loss carryforward of $1,235,000 expires between 2009 and 2013.

9	COMMITMENTS AND CONTINGENCIES

The Company is obligated under operating leases for their headquarter facilities, distribution center and certain stores located in malls.  Aggregate minimum annual rentals under non-cancelable leases are as follows:

Fiscal year ending
2009	$1,428,251
2010	361,680
2011	242,197
2012	242,197
2013	228,092
Thereafter	-

Approximately 25% of company owned stores in malls have minimum annual rentals plus percentage rents.  The remaining stores do not have minimum rentals, but have percentage rent requirements. These leases can be terminated if performance does not meet certain predetermined levels.

Rental expense charged to operations for the years ended June 30, 2008 and 2007 aggregated approximately $2,756,000 and $1,411,844, respectively inclusive of percentage rents of $1,630,000 and $1,411,000, respectively.

10	RISK FACTORS

Vulnerability due to Operations in PRC

The Company=s operations may be adversely affected by significant political, economic and social uncertainties in the PRC.  Although the PRC government has been pursuing economic reform policies for more than 20 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC’s political, economic and social conditions.  There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective.

Substantially all of the Company’s businesses are transacted in RMB, which is not freely convertible.  The People’s Bank of China or other banks are authorized to buy and sell foreign currencies at the exchange rates quoted by the Peoples Bank of China.  Approval of foreign currency payments by the People’s Bank of China or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

Since the Company has its primary operations in the PRC, the majority of its revenues will be settled in RMB, not U.S. Dollars.  Due to certain restrictions on currency exchanges that exist in the PRC, the Company’s ability to use revenue generated in RMB to pay any dividend payments to its shareholders may be limited.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentration of credit risk are primarily cash and cash equivalents.  As of December 31, 2007, substantially all of the Company=s cash was managed by financial institutions.

Competition

The sale of women’s fashion and accessories through retail stores is a highly competitive business with numerous competitors, including individual and chain fashion specialty stores, department stores and discount retailers.  Brand image, marketing, fashion design, price, service, fashion assortment and quality are the principal competitive factors in retail store sales.  A failure to compete effectively could adversely affect growth and profitability .

TABLE OF CONTENTS

PROSPECTUS SUMMARY	1
RISK FACTORS	3
FORWARD LOOKING STATEMENTS	11
USE OF PROCEEDS	11
DIVIDEND POLICY	12
MARKET FOR OUR COMMON STOCK	12
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	13
BUSINESS	21
MANAGEMENT	32
SECURITY OWNERSHIP	27
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	28
DESCRIPTION OF SECURITIES	28
SELLING STOCKHOLDERS	30
PLAN OF DISTRIBUTION	31
LEGAL MATTERS	33
EXPERTS	33
AVAILABLE INFORMATION	33
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

868,262
Shares of
Common Stock

BABY FOX
INTERNATIONAL, INC.

PROSPECTUS

February 6, 2009

DEALER PROSPECTUS DELIVERY OBLIGATION

Until [____], all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution.

The estimated expenses of this offering in connection with the issuance and distribution of the securities being registered, all of which are to be paid by the Registrant, are as follows:

Registration Fee	$7
Legal Fees and Expenses	40,000
Accounting Fees and Expenses	7,500
Printing	5,000
Miscellaneous Expenses	0
Total	$52,507

Item 14.  Indemnification of Directors and Officers

The only statue, charter provision, by-law, contract, or other arrangement under which any controlling person, director or officers of the Registrant is insured or indemnified in any manner against any liability which he may incur in his capacity as such, is as follows:

Our certificate of incorporation limits the liability of our directors and officers to the maximum extent permitted by Nevada law. Nevada law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for: (i) breach of the directors’ duty of loyalty; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) the unlawful payment of a dividend or unlawful stock purchase or redemption, and (iv) any transaction from which the director derives an improper personal benefit.  Nevada law does not permit a corporation to eliminate a director’s duty of care, and this provision of our certificate of incorporation has no effect on the availability of equitable remedies, such as injunction or rescission, based upon a director’s breach of the duty of care.

The effect of the foregoing is to require us to indemnify our officers and directors for any claim arising against such persons in their official capacities if such person acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. We also maintain officers’ and directors’ liability insurance coverage.

Insofar as indemnification for liabilities may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and is, therefore, unenforceable.

Item 15.  Recent Sales of Unregistered Securities

In March 2008, we completed a Regulation D, Rule 506 Offering in which we issued a total of 427,500 shares of our common stock to a total of 32 investors, at a price per share of $.20 for an aggregate offering price of $85,500.

The 32 investors are direct and indirect business contact of our chief executive officer, Jieming Huang. The individual receivers and controlling owner of the receiving entity of below shares are accredited investors.

The following sets forth the identity of the class of persons to whom we sold these shares and the amount of shares for each shareholder:

Lan Yu	12,500
Qianfan Wang	12,500
Xianjiang Liu	10,000
Ran Li	10,000
Chen Chen	15,000
Long Cheng	25,000
Jing Tao	25,000
Transworld Consulting Group Inc.	12,500
Xiaobo Wu	12,500
Allan M. Dyson	7,500
Terauchi Yasutada	15,000
Toshiyuki Tatsuda	15,000
Satomi Abe	15,000
Naoya Abe	15,000
Norihiko Mabuchi	15,000
Kengo Kato	15,000
Hiroshi Ito	15,000
Yoshimi Iitsuka	15,000
Bruce Irish	12,500
Jing Tang	10,000
Johann Tse	5,000
Qiangfei Xia	10,000
Haruo Nishizawa	15,000
Yuezhi Zhao	5,000
Masaro Fucuyamo	15,000
Tri Superior Trading	15,000
Takashi Yamaguchi	15,000
Hayashi Kazuo	15,000
Xue Tao Peng	12,500
Keiko Kizu	15,000
Hao Xia	10,000
Liang He	10,000

(10)
The Common Stock issued in our Regulation D, Rule 506 Offering was issued in a transaction not involving a public offering in reliance upon an exemption from registration provided by Rule 506 of Regulation D of the Securities Act of 1933. In accordance with Section 230.506 (b)(1) of the Securities Act of 1933, these shares qualified for exemption under the Rule 506 exemption for this offerings since it met the following requirements set forth in Reg. ss.230.506:   No general solicitation or advertising was conducted by us in connection with the offering of any of the Shares.

(B)         At the time of the offering we were not: (1) subject to the reporting requirements of Section 13 or 15 (d) of the Exchange Act; or (2) an investment company” within the meaning of the federal securities laws.

(C)         Neither we, nor any of our predecessors, nor any of our directors, nor any beneficial owner of 10% or more of any class of our equity securitiescurrently connected with us in any capacity has been convicted within the past ten years of any felony in connection with the purchase or sale of any security.

(D)        The offers and sales of securities by us pursuant to the offerings were not to evade any registration or resale requirements of the securities laws of the United States or any of its states.

(E)          None of the investors are affiliated with any of our directors, officers or any beneficial owner of 10% or more of our securities.

Please note that pursuant to Rule 506, all shares purchased in the Regulation D Rule 506 offering completed in March 2008 were restricted in accordance with Rule 144 of the Securities Act of 1933. We have never utilized an underwriter for an offering of our securities.

On January 18, 2008, we issued a total of 1,942,513 shares of our common stock, $.001 par value per share to the following individuals for services rendered:

Favor Jumbo Enterprises Limited	286,313
First Prestige, Inc.	665,180
JD Infinity Holdings, Inc.	475,129
Catalpa Holdings, Inc.	475,129
Avenndi, LLC	20,000
Ying Yue Song	13,762
Wei Zhuang	5,000
Jing Jin	2,000

These shares are valued at $0.20 per share, the same valuation as it was in our private placement closed in March 2008. All of the recipients of our common stock in the table above are sophisticated investors.

In March 2008, we issued a total of 427,500 shares of our common stock to 32 shareholders at $.20 per share for an aggregate of $85,500 in a private offering under Regulation D Rule 506 promulgated under Section 4(2) of the Securities Act.

On May 18, 2007, our wholly-owned subsidiary, Shanghai Baby Fox, entered into a consulting agreement with Beijing Allstar Business Consulting, Inc. (“Allstar”). On January 18, 2008, we and Allstar amended and restated the consulting agreement. According to the Amended and Restated Consulting Agreement, among other things, Allstar and its chosen consultants provide advice on our capital structure, financing options, types of financial instruments to be offered, and the market segment for which the financial instruments are suitable. In addition, Allstar and its chosen consultants will also provide linguistic services for Baby Fox, including assisting with translations from English to Chinese and Chinese to English; introduce professional firms and individuals to us, including a U.S. law firm, U.S. accounting firm, broker and dealer, and investment bank. In addition, Allstar will advise us on our incorporation in the state of Nevada. Allstar and its chosen consultants also advise us, with the assistance of our U.S. securities counsel, on our registration of private placement common stock and related filings with the U.S. Securities and Exchange Commission and to file our applications with the FINRA in order to have our common stock quoted on OTC Bulletin Board. We paid Allstar $65,000 on May 21, 2007; and $75,000 on May 29, 2008. We will owe Allstar an additional $70,000 if this registration statement is declared effective and an additional $50,000 if the common stock is quoted on the OTC Bulletin Board.

On May 22, 2007, Avenndi, LLC (“Avenndi”) entered a consulting agreement with Shanghai Baby Fox. Avenndi is a corporate strategy and consultancy firm based in Los Angeles, California. Avenndi recommended various corporate strategies and actions aimed to improve our overall business image and value. Furthermore, Avenndi assisted Baby Fox in the development of a business information memorandum and executive business summary for us. In addition, Avenndi assisted us in the development of our website. We paid a total of $16,500 as compensation for Avenndi’s services. In addition, we agreed to deliver Avenndi 10,000 shares as incentive fees. These shares are valued at $0.20 per share, the same valuation as it was in our private placement closed in March 2008.

Hongtao Shi, Liuyi Zhang and Fred Chang are partner consultants at Allstar. Wei Zhuang and Jing Jin were employees at Allstar. On January 18, 2008, pursuant to the Revenue and Success Sharing Agreements among Allsar, Hongtao Shi, Liuyi Zhang, and Avenndi, LLC, these individuals and companies received an allocation of our common shares when we issued Allstar a total of 1,642,438 our common shares as payment upon entering into the Amended and Restated Consulting Agreement. These shares are valued at $0.20 per share, the same valuation as it was in our private placement in March 2008.  Four of the recipients from Allstar had designees controlled by them to be the record holder of the shares. Hongtao Shi, Liuyi Zhang and Allstar designated the following companies: First Prestige, Inc, JD Infinity Holdings, Inc. and Catalpa Holdings, Inc., to hold the common shares. All of these three companies are the British Virgin Islands’ companies. First Prestige, Inc. is solely owned and controlled by Hongtao Shi; JD Infinity Holdings, inc. is solely owned and controlled by Liuyi Zhang; and Catalpa Holdings, Inc. is solely owned and controlled by Fred Chang. In addition, Avenndi, LLC is solely owned and controlled by John Kennedy and Beijing Allstar Business Consulting, Inc. is a People’s Republic of China registered consulting company solely owned and controlled by Fred Chang.

To summarize, the designees listed below are the current holders of the 1,642,438 common shares issued by us on January 18, 2008:

First Prestige, Inc.	665,180
JD Infinity Holdings, Inc.	475,129
Catalpa Holdings, Inc.	475,129
Avenndi LLC	20,000
Wei Zhuang	5,000
Jing Jin	2,000

On January 18, 2007, we and Qian Wang entered into a consulting agreement.  Among other things, Qian Wang will provide consulting services and introduce a third party to provide services us. We awarded Qian Wang 286,313 shares as compensation for his services rendered. Qian Wang designated Favor Jumbo Enterprises Limited, solely owned and controlled by Qian Wang, as the holder of the 286,313 shares we issued to Qiang Wang on January 18, 2008. These shares are valued at $0.20 per share of the same valuation as it was in our private placement in March 2008.

On January 31, 2008, we entered into an engagement agreement with a People’s Republic of China licensed law firm, DueBound Offices (“DueBound”).  Ying Yue Song is a partner at BueBound which will provide legal services including issuance of China Legal Opinion Letter for us. Instead of paying DueBound in the amount approximately equivalent to $2,752 (RMB20,000), we issued DueBound’s designee, Ying Yue Song, 13,762 shares of our common stock. These shares were valued at $0.20 per share, the same price as it was in our private placement in March 2008.

These shares of our common stock qualified for exemption under Section 4(2) of the Securities Act of 1933 since the issuance shares by us did not involve a public offering. The offering was not a “public offering” as defined in Section 4(2) due to the insubstantial number of persons involved in the deal, size of the offering, manner of the offering and number of shares offered. We did not undertake an offering in which we sold a high number of shares to a high number of investors. In addition, the shareholders had the necessary investment intent as required by Section 4(2) since it agreed to and received a share certificate bearing a legend stating that such shares are restricted pursuant to Rule 144 of the 1933 Securities Act. This restriction ensures that these shares would not be immediately redistributed into the market and therefore not be part of a “public offering.” Based on an analysis of the above factors, we have met the requirements to qualify for exemption under Section 4(2) of the Securities Act of 1933 for this transaction.

On January 18, 2008, we issued a total of 37,957,488 shares of our common stock, $.001 par value per share to Baby Fox Limitedas founder’s shares. Baby Fox Limited is a British Virgin Islands Company solely owned and controlled by Mr. Hitoshi Yoshida.

These shares of our common stock qualified for exemption under Section 4(2) of the Securities Act of 1933 since the issuance shares by us did not involve a public offering. The offering was not a “public offering” as defined in Section 4(2) due to the insubstantial number of persons involved in the deal, size of the offering, manner of the offering and number of shares offered. We did not undertake an offering in which we sold a high number of shares to a high number of investors. In addition, the shareholder had the necessary investment intent as required by Section 4(2) since it agreed to and received a share certificate bearing a legend stating that such shares are restricted pursuant to Rule 144 of the 1933 Securities Act. This restriction ensures that these shares would not be immediately redistributed into the market and therefore not be part of a “public offering.” Based on an analysis of the above factors, we have met the requirements to qualify for exemption under Section 4(2) of the Securities Act of 1933 for this transaction.

Item 16. Exhibits and Financial Statement Schedules

Exhibit
Number         Description of Exhibit

Exhibit No.	Description
3.1	Articles of Incorporation*
3.2	Bylaws*
5.1	Opinion of Anslow & Jaclin, LLP
10.1	Share Acquisition Agreement*
10.2	Shanghai Baby Fox Ltd. and Changzhou CTS Purchase and Sale Contract
10.3	Non-Corporate Store Sample Agreement
10.4	Shanghai Office Lease
10.5	Changzhou Warehouse Lease
10.6	Changzhou Office Space Lease
10.7	Loan Agreement between Jeming Huang and Baby Fox International effective February 18, 2008
10.8	Loan Agreement between Zengquan Yu and Shanghai Baby Fox, Inc. effective January 16, 2008.
10.9(1)	Shanghai Baby Fox Equity Share Acquisition Agreement between Fengling Wang and Hitoshi Yoshida.
10.9(2)	Supplementary Equity Share Acquisition between Fengling Wang and Hitoshi Yoshida.
10.10	Baby Fox Shareholders’ Agreement among Hitoshi Yoshida, and Jieming Huang, Jieping Huang and Linyin Wang Effective May 6, 2008.
10.11	Finder Agreement between Shanghai Baby Fox Fashion Co., Ltd. and Qian Wang Effective January 18, 2007.
10.12	Consulting Agreement between Baby Fox International, Inc. and Beijing AllStar Business Consulting, Inc. Effective April 28, 2008.
10.13	Revenue and Success Reward Sharing Agreement between Beijing AllStar Business Consulting, Inc. and Hongtao Shi Effective January 18, 2007.
10.14	Revenue and Success Reward Sharing Agreement between Beijing AllStar Business Consulting, Inc. and Liuyi Zhang Effective January 18, 2007.
10.15	Share Interest Agreement between Beijing Allstar Business Consulting, Inc. and Avenndi Limited Liability Allstar Effective October 16, 2007.
10.16	Advisor Agreement between Shanghai Baby-fox Fashion Co., Ltd. and Avenndi Limited Liability Company Effective May 22, 2007.

10.17	Website Agreement between Shanghai Baby-fix Fashion Co, Ltd, along with its Subsidiaries and Avenndi Effective September 06, 2007.

14.1	Code of Ethics*
21.1	Subsidiaries of the registrant*
23.1	Consent of Paritz & Company, P.A.
23.2	Consent of Anslow & Jaclin, LLP (filed as part of Exhibit 5)
24.1	Powers of Attorney (included on the signature page).
99.1	Stock Option Agreement between Hitoshi Yoshida and Linyin Wang
99.2	Stock Option Agreement between Hitoshi Yoshida and Jieping Huang
99.3	Stock Option Agreement between Hitoshi Yoshida and Jieming Huang
99.4	Shanghai Baby Fox Ltd. Store Sales Metrics

* Filed as Exhibits to the Form S-1 filed with the SEC on May 12, 2008.

Item 17.  Undertakings

(A)The undersigned Registrant hereby undertakes:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”).

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the change in volume and price represents no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) to include any additional or changed material information with respect to the plan of distribution.

(2) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions of its Certificate of Incorporation, By-Laws, the General Corporation Law of the State of Nevada or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer of controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(B) The issuer is subject to Rule 430C (ss. 230. 430C of this chapter): Each prospectus filed pursuant to Rule 424(b)(ss. 230. 424(b) of this chapter) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (ss. 230. 430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in San Francisco, California, on the 6th day of February, 2009.

Baby Fox International, Inc.

By:	/s/ Jieming Huang
Jieming Huang Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Mr. Jieming Huang as his true and lawful attorneys-in-fact and agents, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to the registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

Name	Title	Date

/s/ Jieming Huang	Chief Executive Officer,	February 6, 2009
Jieming Huang	President and Chairman

/s/ Fengling Wang	Director	February 6, 2009
Fengling Wang

/s/ Jieping Huang	Director	February 6, 2009
Jieping Huang

/s/ Ping Chen
Ping Chen	Vice President of Finance	February 6, 2009